Exhibit 99.12

EXECUTION COPY

PURCHASE AGREEMENT

Between

THOMSON CANADA LIMITED

and

APAX/TN HOLDINGS LLC

Dated as of May 11, 2007

ii

iii

PURCHASE AGREEMENT, dated as of May 11, 2007, between Thomson Canada Limited, a corporation incorporated under the laws of Ontario (the “Seller”), and Apax/TN Holdings LLC, a Delaware limited liability company (the “Purchaser”).

WHEREAS, the Seller carries on, directly and indirectly, through its Thomson Nelson division and its wholly-owned subsidiary, Groupe Modulo Inc., a corporation incorporated under the laws of Canada (“Groupe Modulo”), the publishing of academic and learning materials and online resources for the K-12 and higher education markets in Canada (the “Business”); and

WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the Purchased Assets and the Purchased Shares (each as defined hereafter), and in connection therewith the Purchaser is willing to assume from the Seller all of the Assumed Liabilities (as defined hereafter), upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller and the Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS

SECTION 1.01       Certain Defined Terms.  For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Aggregate DC Account Balance” means, in relation to the Seller’s Pension Plan, the aggregate of all DC Account Balances held in respect of the Members in relation to the Seller’s Pension Plan.

“Agreement” or “this Agreement” means this Purchase Agreement between the parties hereto (including the Exhibits hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 12.07.

“Ancillary Agreements” means the Assignment and Assumption Agreement and the Conveyance.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed by the Purchaser and the Seller at the Closing, substantially in the form of Exhibit 1.01(a).

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York or the Province of Ontario.

“Business Intellectual Property” means the Owned Intellectual Property that is used or held for use primarily in the conduct of the Business.

“Business IP Agreements” means the Owned IP Agreements that are material to operation of the Business as currently conducted.

 “Closing Working Capital” means an amount equal to the difference between the total combined Current Assets of the Business minus the total combined Current Liabilities of the Business determined as of the open of business on the Closing Date.

“Competition Act” means the Competition Act (Canada), as amended from time to time, and includes the regulations thereunder.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Conveyance” means the Conveyance to be executed by the Seller and the Purchaser at the Closing, substantially in the form of Exhibit 1.01(b).

“Conveyance Taxes” means all sales, use, value added, goods and services, transfer, stamp, stock transfer, recording, registration, documentary, filing, land transfer and similar Taxes.

“Current Assets” means all accounts receivable, inventory, prepaid and other current assets (other than cash and cash equivalents), each determined on a basis consistent with the preparation of the Reference Balance Sheet, but excluding any accounts receivable between the Learning Entities and the Seller (in relation to the Business) or Groupe Modulo, income Tax receivables and deferred Tax assets from current assets.

“Current Liabilities” means all accounts payable, accrued expenses, deferred revenue (long and short term) and other current liabilities, each determined on a basis consistent with the preparation of the Reference Balance Sheet, but excluding any accounts receivable between the Learning Entities and the Seller (in relation to the Business) or Groupe Modulo, deferred Tax liabilities and accrued income Taxes.

“DC Account Balance” means, in relation to a Member, any defined contribution account balance held under the Seller’s Pension Plan in respect of that Member.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date of this Agreement, delivered by the Seller to the Purchaser in connection with this Agreement.  Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement or the Ancillary Agreements, except as expressly provided otherwise in this Agreement, the information and disclosures contained in any Section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such other section for which such information is applicable. No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Disclosure Schedule, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

“Employee” means each current or former employee, contractor or consultant of the Seller or Groupe Modulo who is primarily engaged in the Business and includes any employee, contractor or consultant on any authorized leave.

“Employment Offer” means an offer of employment made to Employees by the Purchaser as provided for pursuant to Section 7.01 of this Agreement.

“Encumbrance” means any security interest, pledge, hypothec, hypothecation, mortgage, lien or encumbrance, other than any license of Intellectual Property.

“Environmental Law” means any Law that relates to pollution or the protection of the environment.

“Environmental Permit” means any permit, approval, registration or license that the Seller (in relation to the Business) or Group Modulo is required to possess under Environmental Law.

“Excluded Taxes” means (i) Taxes imposed on or payable by Groupe Modulo for any Pre-Closing Period and (ii) all Taxes relating to the Purchased Assets or the Business for any Pre-Closing Period; provided, however, that Excluded Taxes shall not include Taxes (A) resulting from any act, transaction or omission of the Purchaser or Groupe Modulo occurring after the Closing that is not in the ordinary course of the Business and (B) attributable to the Purchaser’s failure to satisfy any of its obligations pursuant to this Agreement.

“Final Working Capital Statement” means the statement of Closing Working Capital determined pursuant to the procedures set forth in Section 2.08(e).

“GAAP” means Canadian generally accepted accounting principles and practices stated in the Handbook of the Canadian Institute of Chartered Accountants in effect from time to time applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“GST Legislation” means Part IX of the Excise Tax Act (Canada).

“Higher Education Market” means (a) universities, colleges, junior colleges, post high school vocational/technical schools and for-profit, post secondary schools that provide professional, career-specific educational programs (collectively, the educational institutions), whether the programs and services of such institutions are provided in physical facilities, or online or through other electronic media, and (b) students served by the educational institutions, and (c) professors and instructors of the educational institutions.

“Indebtedness” means, with respect to any Person, without duplication:  (i) the principal of and any premium in respect of indebtedness for borrowed money, including any accrued interest and any cost or penalty associated with prepaying any such indebtedness, and including any such obligations evidenced by bonds, debentures, notes or similar obligations or any guarantee of the foregoing; (ii) obligations under or with respect to acceptances, letters of credit, guarantees, surety bonds or similar arrangements, (iii) all capitalized lease obligations that are classified as a balance sheet liability in accordance with GAAP, (iv) obligations with respect to hedging, swaps or similar arrangements, (v) overdrafts, and (vi) any accrued and unpaid purchase price obligations related to acquisitions.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Seller pursuant to Section 10.02 and the Purchaser pursuant to Section 10.03, as the case may be.

“Initial Working Capital Statement” means a statement setting forth the Seller’s determination of the Closing Working Capital prepared using the same accounting policies, principles and methodologies as used in the preparation of the Reference Balance Sheet.

“Intellectual Property” means (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) confidential and proprietary information, including trade secrets and know-how, and (e) registrations and applications for registration of the foregoing.

“Investment Canada Act” means the Investment Canada Act (Canada), as amended from time to time, and includes the regulations and policies thereunder.

“Law” means any federal, national, supranational, state, provincial, local or administrative statute, law, ordinance, regulation, rule, code, order, requirement or rule of law.

“Learning Entities” has the meaning ascribed to that term in the TL Purchase Agreement.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, lease, agreement, arrangement, commitment or undertaking.

“Libraries” means municipal entities with general public access and parts of universities, colleges and schools that aggregate and organize collections of publications and other forms of information in physical and electronic media and make their collections available to patrons and customers.

“Material Adverse Effect” means any event, circumstance, change in or effect on the Business that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the results of operations or the financial condition of the Business, taken as a whole, or that prevents or materially delays or impairs the ability of the Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” or a breach of a representation, warranty, covenant or agreement that is qualified by the term “Material Adverse Effect”: (a) events, circumstances, changes or effects that generally affect the industries in which the Seller conducts the Business (including legal and regulatory changes), (b) general economic or political conditions or events, circumstances, changes or effects affecting the securities markets generally, (c) changes arising from the consummation of the transactions (other than the Closing itself) contemplated by, or the announcement of the execution of, or any action taken pursuant to or in furtherance of, this Agreement, including (i) any actions of competitors, (ii) any actions taken by or losses of employees, customers or distributors, (iii) any delays or cancellations of orders for products or services, or (iv) any actions taken in connection with obtaining regulatory consents or approvals, (d) any reduction in the price of services or products offered by the Business in response to the reduction in price of comparable services and products offered by competitors, (e) any event, circumstance, change or effect that results from any action taken pursuant to or in accordance with this Agreement or at the request of the Purchaser (other than the Closing itself) and (f) any event, circumstance, change or effect caused by acts of terrorism or war (whether or not declared) occurring after the date of this Agreement, except, in the case of the foregoing clauses (a), (b) (d) or (f) only, to the extent such changes do not disproportionately impact the Business relative to other companies in the industries in which the Business operates.

“Member” means, in relation to the Seller’s Pension Plan, any Transferred Employee, who was a member of the Seller’s Pension Plan as at the Closing Date.

“Neutral Accountant” means an internationally recognized accounting firm mutually agreed by the parties.

“Non-Competition Party” means the Seller and each Person in which the Seller or TTC (or a subsidiary thereof that is a subsidiary as of the Closing Date and continues to be a subsidiary during the Restricted Period, other than Groupe Modulo), holds as of the Closing Date, and continues to hold during the Restricted Period, stock or other ownership interests representing more than 50% of the voting power of all the outstanding stock or ownership interests of such Person.

“Objection Deadline Date” means the date that is 30 days after delivery by the Seller to the Purchaser of the Initial Working Capital Statement.

“Off-the-Shelf Software” means any and all generally commercially available computer software and computer software licensed pursuant to shrink-wrap or click-wrap agreements.

“Owned Intellectual Property” means all Intellectual Property owned by the Seller or Groupe Modulo.

“Owned IP Agreements” means all agreements whose primary purpose is the (i) license of Intellectual Property by any third party to the Seller (in relation to the Business) or Groupe Modulo other than licenses of Off-the-Shelf Software and (ii) license of Owned Intellectual Property by the Seller (in relation to the Business) or Groupe Modulo to any third party.

“Permitted Encumbrances” means (a)  statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of the Business relating to obligations as to which there is no default on the part of the Seller or Groupe Modulo, as the case may be, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning and building by laws and ordinances, municipal by-laws and requirements, development agreements, site plan agreements, restrictive covenants, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the assets of the Business, (d) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and other similar matters of record set forth in any provincial, local or municipal registry under which the Business is conducted, (e) any subsisting reservations, limitations, provisos, conditions or exceptions, including royalties, contained in the original grant from the Crown, (f) subsection 44(1) of the Land Titles Act (Ontario), except for paragraphs 11 and 14 thereof, (g) matters which would be disclosed by an accurate survey or inspection of any real property used by the Business which do not materially impair the occupancy or current use of any real property used by the Business which they encumber.

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted.

“Personal Information” means information about an identifiable individual.

“Post-Closing Period” means any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion thereof) ending on or prior to the Closing Date.

“Print Publications” shall mean the print textbooks.

“Privacy Legislation” means Laws relating to the collection, use, storage and/or disclosure of Personal Information or other information about entities other than identifiable individuals in each jurisdiction in which the Seller conducts the Business, including the Personal Information Protection and Electronic Documents Act (Canada) and equivalent provincial Laws.

“Publications” means Print Publications and Supplemental Materials.

“Purchase Price Bank Account” means a bank account or accounts in Canada to be designated by the Seller in a written notice to the Purchaser at least five (5) Business Days before the Closing.

“Reference Balance Sheet” means the audited balance sheet of the Business as of the Reference Balance Sheet Date.

“Reference Balance Sheet Date” means December 31, 2006.

“Reference Working Capital Amount” means, (i) if the Closing Date is prior to July 1, 2007, Cdn$17,618,000, (ii) if the Closing Date is after July 1, 2007, but prior to August 31, 2007, the amount set forth for the date that is the Closing Date in Section 1.01 of the Disclosure Schedule and (iii) if the Closing Date is on or after August 31, 2007, Cdn$49,689,000.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Restricted Business” means (a) the development, licensing, production, sales and marketing of (i) textbooks, custom learning solutions and instructional materials, whether in print, online or other electronic forms, primarily targeted for sale to students, professors and instructors in the Higher Education Market or the Schools Market in Canada, and (ii) reference materials and content primarily targeted for sale to Libraries, excluding, for this clause (a), in all cases, each of (A) the legal, tax and accounting markets, (B) workflow and content solutions and analytical tools for the creation, financing, publication and evaluation of research, (C) the law library market, and (D) continuing professional education in the tax and accounting fields and (b) the development, production, marketing, sales and offering of English language teaching and training solutions and accredited vocational educational programs, whether in print, online or other electronic forms.

“Schools Market” shall mean preschool, elementary and secondary schools.

“Seller’s Knowledge”, “Knowledge of the Seller” or similar terms used in this Agreement mean the actual (but not constructive or imputed) knowledge of the Persons listed in Exhibit 1.01(c) as of the date of this Agreement without any implication of verification or investigation concerning such knowledge.

“Seller’s Pension Plan” means the Thomson Canada Limited Employees’ Retirement Plan, FSCO Registration No. 0281733, as amended.

“Statutory Plans” means a statutory benefit that the Seller is required to participate in or comply with including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety and employment insurance legislation;

“Supplemental Materials” means all standard supplemental print materials accompanying Print Publications.

“Tax” or “Taxes” means any and all federal, state, provincial, local or foreign taxes and duties of any kind whatsoever or any custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time, and includes the regulations thereunder.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes.

“TL Purchase Agreement” means the Stock and Asset Purchase Agreement dated as of May 11, 2007, among The Thomson Corporation Delaware Inc., Thomson Legal & Regulatory Inc., Thomson Finance S.A., Thomson Learning Holdings Coöperatief U.A., Thomson Global Resources and Apax/TL Holdings LLC.

“Transfer Date” means the date the assets in respect of the Aggregate DC Account Balance are actually transferred to the funding medium of the Purchaser’s Pension Plan;

“Transferred Employee” means each Employee who accepts an Employment Offer.

“TTC” means The Thomson Corporation, a corporation incorporated under the laws of Ontario.

“Unresolved Objections” means the objections set forth on the Purchaser’s Notice of Disagreement delivered to the Seller pursuant to Section 2.08 that remain unresolved pursuant to Section 2.08(d)(iii).

SECTION 1.02       Definitions.  The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“Acquired Company”	Section 6.07(a)(iv)
“Additional Guarantees”	Section 6.11
“Assumed Liabilities”	Section 3.01(a)
“Business”	Preamble
“Cash Equity	Section 5.07(b)
“Closing”	Section 2.05
“Closing Date”	Section 2.05
“Commitment Letters”	Section 5.07(b)
“Confidentiality Agreement”	Section 6.03(a)
“Contest”	Section 8.03(b)
“Contracts”	Section 2.02(h)
“Debt Commitment Letter”	Section 5.07(a)
“Debt Financing”	Section 5.07(a)
“Deficiency”	Section 2.08(e)(i)
“Digital Media”	Section 6.06(c)
“Equity Commitment Letters”	Section 5.07(b)
“Equity Investors”	Section 5.07(b)
“Excess”	Section 2.08(e)(ii)
“Excluded Assets”	Section 2.03
“Excluded Liabilities”	Section 3.01(b)
“Executive Retention Agreements”	Section 3.01(b)(vi)
“Existing Publications”	Section 6.06(c)
“Financial Statements”	Section 4.09(a)
“Financing”	Section 5.07(b)
“First Quarter Financial Statements”	Section 6.08(b)
“Groupe Modulo”	Preamble
“Guarantees”	Section 6.11
“Leased Real Property”	Section 4.15(b)
“Leases”	Section 2.02(a)
“Lender MAC”	Section 6.08(a)
“Lenders”	Section 5.07(a)
“Licensed Stock”	Section 6.06(b)
“Limited Guarantees”	Section 5.07(d)
“Loss”	Section 2.09
“Material Contracts”	Section 4.19(a)

Definition	Location

“Minister”	Section 6.05(a)
“Notice of Acceptance”	Section 2.08(c)
“Notice of Disagreement”	Section 2.08(c)
“Owned Real Property”	Section 4.15(a)
“Permits”	Section 2.02(i)
“Plans”	Section 4.16(a)
“Purchase Price”	Section 2.04(a)
“Purchased Assets”	Section 2.02
“Purchased Shares”	Section 2.01
“Purchaser”	Preamble
“Purchaser Group”	Section 6.11
“Purchaser Indemnified Party”	Section 10.02
“Purchaser’s Pension Plan”	Section 7.02(a)
“Restricted Period”	Section 6.07(a)
“Restricted Territory”	Section 6.07(a)
“Seller”	Preamble
“Seller Employee”	Section 7.01(a)
“Seller Group”	Section 6.11
“Seller Indemnified Party”	Section 10.03
“Service”	Section 7.01(b)(v)
“Termination Date”	Section 11.01(a)
“Termination Fee”	Section 11.02
“Third Party Claim”	Section 10.05(b)
“Thomson Marks”	Section 6.06(a)

SECTION 1.03                    Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(i)                                     when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement;

(ii)                                  the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii)                               whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv)                              the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(v)                                 all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi)                              the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(vii)                           references to a Person are also to its successors and permitted assigns;

(viii)                        the use of “or” is not intended to be exclusive unless expressly indicated otherwise; and

(ix)                                references to sums of money are expressed in lawful money of the United States of America and “$” refers to United States dollars.

ARTICLE II
PURCHASE AND SALE

SECTION 2.01                    Purchase and Sale of the Purchased Shares.  Upon the terms and subject to the conditions of this Agreement and the Ancillary Agreements, at the Closing, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, 2,950,200 Class “A” common shares and 1,050,000 Class “B” common shares in the capital of Groupe Modulo (collectively, the “Purchased Shares”), which Purchased Shares constitute all of the issued and outstanding shares in the capital stock of Groupe Modulo.

SECTION 2.02                    Purchase and Sale of the Purchased Assets.  Upon the terms and subject to the conditions of this Agreement and the Ancillary Agreements, at the Closing, the Seller shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchaser, and the Purchaser shall purchase from the Seller, all of the Seller’s right, title and interest in or to the property, assets and rights, in any case, used or held for use primarily in the conduct of the Business, other than the Excluded Assets (collectively, the “Purchased Assets”).  The Purchased Assets shall include all of the Seller’s right, title and interest in and to the following:

(a)                                  the Owned Real Property and the lease agreements pertaining to each parcel of Leased Real Property (the “Leases”) (to the extent that the Leases are assignable or transferable and subject to the obtaining of any necessary consents to such assignment or transfer);

(b)                                 all furniture, equipment, machinery and other tangible personal property used or held for use primarily in the conduct of the Business at the locations at which the Business is conducted and all automobiles, other vehicles and rolling stock used or held for use primarily in the conduct of the Business;

(c)                                  all inventory and finished goods of the Business, including, without limitation, all inventories of completed and partially completed (work-in-progress) books, games, educational and training materials, raw materials, other literary works of the Seller used or intended to be used primarily in the Business, and other materials and supplies;

(d)                                 any and all accounts receivable, notes receivable and other amounts receivable (net of any allowances or discounts) from third parties which are not Affiliates of the Seller arising solely from the conduct of the Business, and the full benefit of all security therefor;

(e)                                  the full benefit of all prepaid expenses, other than any prepaid expenses related to Excluded Assets;

(f)                                    all (A) books of account, general, financial and personnel records, invoices, shipping records, sales and promotional literature, databases, reviews, editorials, materials, author correspondence, author project files, supplier and customer lists, correspondence and other documents, records, data, files and service manuals either (i) pertaining to the Business and located at the principal places where the Business is conducted or (ii) pertaining solely to the Business and located elsewhere (except that the Seller shall have the right to retain copies of the documents, materials and data relating to the conduct of the Business prior to the Closing Date) and (B) all minute books of Groupe Modulo, including certificates of incorporation, registers and share certificate books;

(g)                                 to the extent assignable, all claims, causes of action, rights of recovery, rights of set-off and other similar rights of any kind (including without limitation, rights under and pursuant to all warranties, representations and guarantees made by suppliers of products, materials or equipment, or components thereof), pertaining to or arising out of the Business;

(h)                                 all contracts, agreements, leases, licenses, purchase or customer orders, commitments and other legally binding instruments pertaining to the Business (collectively, the “Contracts”) (to the extent that the Contracts are assignable or transferable and subject to the obtaining of any necessary consents to such assignment or transfer) provided that to the extent the Contracts are not assignable or transferable they will be held in trust pursuant to Section 6.10;

(i)                                     all permits, licences, approvals, consents, authorizations, registrations, certificates or franchises used or held for use primarily in the conduct of the Business (collectively, the “Permits”) (to the extent that the Permits are assignable or transferable and subject to the obtaining of any necessary consents to such assignment or transfer);

(j)                                     to the extent assignable, all computer software and programs used or held for use primarily in the conduct of the Business;

(k)                                  all Business Intellectual Property owned by the Seller; and

(l)                                     the goodwill of the Business together with the exclusive right to represent the Purchaser as carrying on the Business as successor to the Seller and the exclusive right to use the name “NELSON”, or any variations thereof or as part of any acronyms, in connection with the Business in Canada and the United States (which, for greater certainty, shall not include any right, title or interest in and to the name “NELSON”, or any variations thereof or as part of any acronyms, in Australia or New Zealand or any trademarks, service marks, domain names, trade names, trade class, company names or other identifiers of source or goodwill containing, incorporating or associated with the foregoing in Australia or New Zealand).

SECTION 2.03                    Excluded Assets.  Notwithstanding anything in Section 2.02 to the contrary, the Seller shall not sell, convey, assign, transfer or deliver, nor cause to be sold, conveyed, assigned, transferred or delivered, to the Purchaser, and the Purchaser shall not purchase, and the Purchased Assets shall not include, the Seller’s right, title or interest in or to any of the following assets:

(a)                                  all cash (including, without limitation, all cheques and drafts), cash equivalents and marketable securities of the Seller or any of its Affiliates on hand or deposited in bank accounts, deposit accounts or any other accounts with banks or other depositories on or prior to the Closing Date, and all bank, depository and other accounts related thereto;

(b)                                 all refunds and claims for refunds of income Taxes paid by the Seller or any of its Affiliates;

(c)                                  all rights and interests of the Seller or any of its Affiliates in, to or under any insurance policy, including any prepaid expense in respect thereof and any cash surrender value thereof;

(d)                                 all debts and other obligations due on or prior to the Closing Date to the Seller from any of its Affiliates (other than any debts and other obligations arising out of or relating to the Business or the Purchased Assets);

(e)                                  income Tax records and Tax Returns;

(f)                                    all right, title and interest in and to the Thomson Marks, and all rights to use the Thomson Marks, and all Licensed Stock;

(g)                                 any rights to receive corporate overhead and other services provided to the Business by the corporate office of the Seller or any of its Affiliates or otherwise shared among the operations of the Seller and any of its Affiliates, including without limitation, information technology, treasury, legal, tax, human resources, risk management and finance and group purchasing plans;

(h)                                 except as provided in Section 7.02(g), all property and assets of the Seller’s Pension Plan;

(i)                                     all property and assets of the Seller used or held for the use primarily in the conduct of its Thomson Carswell division or Thomson Financial Canada division;

(j)                                     all property and assets of the Seller located at the corporate offices of the Seller or any of its Affiliates in Toronto, Ontario or Stamford, Connecticut (other than the property and assets referred to in clause (f)(ii) of the definition of “Purchased Assets”);

(k)                                  all claims, causes of action, rights of recovery, rights of set-off and other similar rights of any kind, to the extent relating to any other Excluded Asset or any Excluded Liability;

(l)                                     all contracts and agreements entered into by the Seller for the disposition of any assets or business of the Business (other than sales of products in the ordinary course of the Business) and all contracts and agreements entered into by the Seller for the acquisition of the assets or business of any other Person (other than purchases of products in the ordinary course of the Business);

(m)                               all records and reports prepared or received by the Seller or any of its Affiliates in connection with the sale of the Business and the transactions contemplated hereby, including all analyses relating to the Business or the Purchaser so prepared or received;

(n)                                 all confidentiality agreements with prospective purchasers of the Business or any portion thereof (except that the Seller shall assign to the Purchaser at the Closing all of the rights of the Seller and its Affiliates under such agreements to confidential treatment of information with respect to the Business and with respect to solicitation and hiring of Employees), and all bids and expressions of interest received from third parties with respect thereto; and

(o)                                 all privileged materials, documents and records of the Seller or any of its Affiliates;

which assets are referred to in this Agreement as “Excluded Assets”.

SECTION 2.04                    Purchase Price; Allocation of Purchase Price for Tax Purposes.    (a)                                  Subject to adjustment pursuant to Section 2.08, the aggregate purchase price payable to the Seller for the Purchased Assets and the Purchased Shares shall be $550,000,000, plus the Assumed Liabilities (the “Purchase Price”).

(b)                                 The Purchaser and the Seller, in filing their respective Tax Returns, shall use the allocations of the Purchase Price set forth in Section 2.04(b) of the Disclosure Schedule, as adjusted pursuant to Section 2.08.

SECTION 2.05                    Closing.  Subject to the terms and conditions of this Agreement, the sale and purchase of the Purchased Shares and the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Torys LLP, 79 Wellington Street West, Suite 3000, Toronto, Ontario at 10:00 a.m. (Toronto time) on the later of (x) the fifth Business Day following the satisfaction or waiver of the conditions to the obligations of the parties hereto set forth in Article IX (other than conditions that by their terms are to be satisfied at Closing) and (y) July 3, 2007, or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

SECTION 2.06                                                                    Closing Deliveries by the Seller.  At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a)                                  share certificates evidencing the Purchased Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank;

(b)                                 actual possession of the Purchased Assets;

(c)                                  executed counterparts of each Ancillary Agreement to which the Seller is a party;

(d)                                 a receipt for the Purchase Price;

(e)                                  a true and complete copy, certified by the Secretary or an Assistant Secretary of the Seller, of (i) the resolutions duly and validly adopted by the Board of Directors of the Seller evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby; and (ii) the resolutions of the Board of Directors of Groupe Modulo authorizing the transfer of the Purchased Shares;

(f)                                    resignations and releases of each director, officer and any auditor of Groupe Modulo requested to resign by Closing by the Purchaser; and

(g)                                 a certificate of a duly authorized officer of the Seller certifying as to the matters set forth in Section 9.02(a).

SECTION 2.07                                                                    Closing Deliveries by the Purchaser.  At the Closing, the Purchaser shall deliver to the Seller:

(a)                                  the Purchase Price by wire transfer in immediately available funds to the Purchase Price Bank Account;

(b)                                 executed counterparts of each Ancillary Agreement to which the Purchaser is a party;

(c)                                  a true and complete copy, certified by the Secretary or an Assistant Secretary of the Purchaser, of the resolutions duly and validly adopted by the Board of Directors of the Purchaser evidencing its authorization of the execution and delivery of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby; and

(d)                                 a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 9.01(a).

SECTION 2.08                                                                    Adjustment of the Purchase Price.

(a)                                  Within 60 days after the Closing Date, the Seller shall prepare and deliver to the Purchaser the Initial Working Capital Statement.  At all reasonable times during the 60-day period, the Purchaser shall afford access to and permit the Seller and its representatives to review the records of the Business reasonably requested by the Seller and afford access to Employees in order for the Seller to prepare the Initial Working Capital Statement.

(b)                                 At all reasonable times during the 30 days immediately following the Purchaser’s receipt of the Initial Working Capital Statement, the Purchaser and its representatives shall be permitted to review the records of the Seller relating to the Business relating to the Initial Working Capital Statement reasonably requested by the Purchaser, and the Seller shall make reasonably available to the Purchaser and its representatives the individuals employed by the Seller and responsible for the preparation of the Initial Working Capital Statement in order to respond to the inquiries of the Purchaser related thereto.

(c)                                  The Purchaser shall deliver to the Seller by the Objection Deadline Date either a notice indicating that the Purchaser accepts the Initial Working Capital Statement (“Notice of Acceptance”) or a detailed statement describing its objections to the Initial Working Capital Statement (“Notice of Disagreement”).  If the Purchaser delivers to the Seller a Notice of Acceptance, or the Purchaser does not deliver a Notice of Disagreement by the Objection Deadline Date, then, effective as of either the date of delivery of such Notice of Acceptance or as of the end of the Objection Deadline Date, the Initial Working Capital Statement shall be deemed to be the Final Working Capital Statement.  If the Purchaser timely delivers a Notice of Disagreement, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute, and all other matters shall be final and binding upon the Purchaser and the Seller.

(d)                                 The objections set forth on the Notice of Disagreement shall be resolved as follows:

(i)                                     The Seller and the Purchaser shall first use reasonable efforts to resolve such objections.

(ii)                                  Any resolution by the Seller and the Purchaser as to such objections shall be final and binding on the parties.

(iii)                               If the Seller and the Purchaser do not reach a resolution of all objections set forth on the Purchaser’s Notice of Disagreement within 30 days after delivery of such Notice of Disagreement, the Seller and the Purchaser shall, within 30 days following the expiration of such 30-day period, engage the Neutral Accountant, pursuant to an engagement agreement executed by the Seller, the Purchaser and the Neutral Accountant, to resolve any Unresolved Objections.

(iv)                              The Neutral Accountant shall be instructed only to resolve the Unresolved Objections, and shall be instructed not to otherwise investigate such matters independently.  The Purchaser and the Seller shall cause the Neutral Accountant to make a final determination (which determination shall be binding on the parties hereto) of the Closing Working Capital within 30 days from the date the Unresolved Objections was submitted to the Neutral Accountant, and such final determination shall be deemed the Final Working Capital Statement.  During the 30-day review by the Neutral Accountant, the Purchaser and the Seller shall each make available to the Neutral Accountant such individuals and such information, books and records as may be reasonably required by the Neutral Accountant to make its final determination.

(v)                                 The resolution by the Neutral Accountant of the Unresolved Objections shall be conclusive and binding upon the Seller and the Purchaser.  The Seller and the Purchaser agree that the procedure set forth in this Section 2.08(d) for resolving disputes with respect to the Initial Working Capital Statement shall be the sole and exclusive method for resolving any such disputes.

(vi)                              The Seller and the Purchaser shall share the fees and expenses of the Neutral Accountant equally.

(e)                                  The Initial Working Capital Statement shall be deemed to be the Final Working Capital Statement for the purposes of this Section 2.08 upon the earliest of (x) the delivery by the Purchaser of the Notice of Acceptance or the failure of the Purchaser to deliver the Notice of Disagreement by the Objection Deadline Date pursuant to Section 2.08(c), (y) the resolution of all disputes by the Seller and the Purchaser pursuant to Section 2.08(d)(ii) and (z) the resolution of all disputes pursuant to Section 2.08(d)(iv) by the Neutral Accountant.  Within five (5) Business Days after the Final Working Capital Statement becomes or is deemed final and binding on the parties, an adjustment to Purchase Price shall be made as follows:

(i)                                     If the Closing Working Capital as shown on the Final Working Capital Statement is less than the Reference Working Capital Amount (such difference, the “Deficiency”) by more than Cdn$3,000,000, the Purchase Price shall be reduced by the amount equal to the difference between the Deficiency and Cdn$3,000,000 and the Seller shall pay to the Purchaser such amount, by wire transfer of immediately available funds, within three (3) Business Days after the date on which the Final Working Capital Statement is finally determined pursuant to this Section 2.08; provided, however, that such amount payable by the Seller under this Section 2.08(e)(i) shall not exceed Cdn$15,000,000.

(ii)                                  If the Closing Working Capital as shown on the Final Working Capital Statement exceeds the Reference Working Capital Amount (such difference, the “Excess”) by more than Cdn$3,000,000, the Purchase Price shall be increased by the amount equal to the difference between the Excess and Cdn$3,000,000 and the Purchaser shall pay to the Seller such amount, by wire transfer of immediately available funds, within three (3) Business Days after the date on which the Final Working Capital Statement is finally determined pursuant to this Section 2.08; provided, however, that such amount payable by the Purchaser under this Section 2.08(e)(ii) shall not exceed Cdn$15,000,000.

(f)                                    Any payment required to be made by the Seller or the Purchaser pursuant to this Section 2.08 shall bear interest from the Closing Date through the date of payment at the interest rate per annum equal to the prime rate as published in The Wall Street Journal on the Friday before the payment is to be made.

SECTION 2.09                                                                    Bulk Sales and Retail Sales Compliance. The Purchaser hereby waives compliance by the Seller on Closing with the provisions of the Bulk Sales Act (Ontario) and with Section 6 of the Retail Sales Tax Act (Ontario) and the equivalent provisions of similar Laws in any other province or territory of Canada and in consideration thereof, the Seller shall indemnify and save the Purchaser harmless for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (each a “Loss”), arising out of or resulting from any failure to comply with such Laws; provided that the Seller shall have no liability pursuant to this Section 2.09 for any Losses arising out of or resulting from any Assumed Liabilities.

ARTICLE III
ASSUMPTION OF LIABILITIES

SECTION 3.01                                                                    Assumption of Liabilities by the Purchaser.

(a)                                  Upon the terms and subject to the conditions set forth in this Agreement, the Purchaser shall, by executing and delivering at the Closing the Assumption Agreement, assume, and agree to pay, perform and discharge when due, any and all of the Liabilities of the Seller to the extent primarily relating to the Business or the Purchased Assets, whether accrued or arising before, on or after the Closing Date, and not satisfied or extinguished as of the Closing Date, except the Excluded Liabilities (collectively, the “Assumed Liabilities”); provided that in no event shall the Assumed Liabilities include Indebtedness or payables owed to the Seller or its Affiliates.

(b)                                 The Seller shall retain, and shall pay, perform and discharge when due, and the Purchaser shall not assume or have any responsibility for, all of the following Liabilities (the “Excluded Liabilities”):

(i)                                     all Taxes now or hereafter owed by the Seller or any of its Affiliates that are attributable to the operations or activities of the Business and relate to any Pre-Closing Period;

(ii)                                  all Liabilities to the extent arising out of or relating to the Excluded Assets (other than Liabilities reflected or reserved against on the Financial Statements, all of which shall be Assumed Liabilities notwithstanding anything in this Agreement to the contrary);

(iii)                               all debts and other obligations due from the Seller to any of its Affiliates (other than any debts and other obligations arising out of or relating to the Business or the Purchased Assets);

(iv)                              all debts and other obligations of the Seller for borrowed money;

(v)                                 all Liabilities of the Seller to the extent not arising out of or relating to the Business or the Purchased Assets; and

(vi)                              all Liabilities of the Seller under the retention agreements (excluding all payments from the 2007 Management Incentive Plan which shall be the responsibility of the Purchaser) listed on Section 3.01(b)(vi) of the Disclosure Schedule (the “Executive Retention Agreements”).

(c)                                  From and after the Closing, the Seller shall indemnify and save the Purchaser harmless for and against all Losses arising out of or resulting from the Excluded Liabilities.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser, subject to such exceptions as are disclosed in writing in the Disclosure Schedule, as follows:

SECTION 4.01                                                                    Organization, Authority and Qualification of the Seller.  The Seller is a corporation duly incorporated and validly existing under the Laws of the jurisdiction of its incorporation and has all necessary power and authority to enter into this Agreement and each Ancillary Agreement to which the Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.  The execution and delivery of this Agreement and each Ancillary Agreement to which the Seller is a party, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Seller.  This Agreement has been, and upon their execution the Ancillary Agreements shall have been, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes, and upon their execution the Ancillary Agreements shall constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 4.02                                                                    Organization, Authority and Qualification of Groupe Modulo.  Groupe Modulo is a corporation duly incorporated and validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as currently conducted.  Groupe Modulo is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or its operation of the Business makes such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

SECTION 4.03                                                                    Capitalization; Ownership of Purchased Shares. The Purchased Shares constitute all of the issued and outstanding shares of capital stock of Groupe Modulo and all of the Purchased Shares (i) are owned of record or beneficially, directly or indirectly, by the Seller and (ii) have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive rights.  There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Purchased Shares or obligating the Seller to issue or sell any shares of capital stock of, or any other interest in, Groupe Modulo.  Other than the Seller and Groupe Modulo, there are no other corporations, partnerships, joint ventures, or other entities carrying on the Business or any portion thereof.  The Shares are held free and clear of all Encumbrances other than restrictions imposed by applicable securities Laws and, upon the transfer of the Shares to the Purchaser on the Closing Date in accordance with this Agreement, the Seller will deliver to the Purchaser good and valid title to the Shares, free and clear of all Encumbrances other than restrictions imposed by applicable securities Laws.

SECTION 4.04                                                                    No Rights to Acquire Purchased Assets.  There are no agreements, options or other rights pursuant to which the Seller or Groupe Modulo is, or may become, obligated to sell any of the Purchased Assets or assets of Groupe Modulo other than pursuant to purchase orders for inventory accepted by the Seller or Groupe Modulo in the ordinary course of the Business consistent with past practices.

SECTION 4.05                                                                    Title to and Right to Sell Purchased Assets.  Except as set out in Section 4.05 of the Disclosure Schedule, each of the Seller and Groupe Modulo owns or has the legal right to use all the Purchased Assets and assets of Groupe Modulo, respectively, free and clear of all Encumbrances other than Permitted Encumbrances and except, in the case of Leases, Contracts, Permitted Encumbrances and Permits, for the rights of the other parties thereto and of the issuers of such Permits.  Each of the Seller and Groupe Modulo has the exclusive right to possess, use, occupy and dispose of the Purchased Assets and assets of Groupe Modulo, respectively, subject only to the rights of the other parties to the Leases, Contracts and Permitted Encumbrances and the rights of the issuers of the Permits.

SECTION 4.06                                                                    Sufficiency of Purchased Assets.  The Purchased Assets, and the assets of Groupe Modulo, together with any services and licenses to be provided under the Ancillary Agreements, are sufficient to enable the Purchaser to carry on the Business as currently conducted and, except for the Excluded Assets, constitute all of the assets used or held for use by the Seller primarily in the conduct of the Business.

SECTION 4.07                                                                    No Conflict.  Assuming compliance with the pre-merger notification and waiting period requirements of Part IX of the Competition Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.08, and except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement and the

Ancillary Agreements by the Seller do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of the Seller or Groupe Modulo, (b) conflict with or violate any Law or Governmental Order applicable to the Seller or Groupe Modulo or (c) except as set forth in Section 4.07(c) of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Material Contract, except, in the case of clauses (b) and (c), as would not have a Material Adverse Effect.

SECTION 4.08                                                                    Governmental Consents and Approvals.  The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Seller do not and will not require any consent, approval, authorization or other order or declaration of, action by, filing with, notification to or permit from, any Governmental Authority, except (a) compliance with Part IX of the Competition Act, and (b) any additional consents, approvals, authorizations, filings and notifications under any other applicable antitrust, competition, or trade regulation Law, except (i) where the failure to obtain any such consent, approval, authorization or action, or to make any such filing or notification, would not have a Material Adverse Effect or (ii) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates.

SECTION 4.09                                                                    Financial Information.  (a)  True and complete copies of the audited balance sheets of the Business for each of the fiscal years ended December 31, 2004, December 31, 2005 and December 31, 2006, and the related audited statements of income and cash flows of the Business for such years (including the Reference Balance Sheet, the “Financial Statements”) have been made available by the Seller to the Purchaser and are set forth on Section 4.09 of the Disclosure Schedule.

(b)                                 The Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Seller and Groupe Modulo (except as may be indicated in the notes thereto), (ii) present fairly in all material respects the financial condition and results of operations and cash flows of the Business including the Purchased Assets and the Assumed Liabilities, as of the dates thereof or for the periods covered thereby and (iii) were prepared in accordance with GAAP.

SECTION 4.10                                                                    Absence of Undisclosed Material Liabilities.  There are no Liabilities and no Assumed Liabilities of the Business of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (a) reflected or reserved against on the Reference Balance Sheet or the notes thereto, (b) set forth in the Disclosure Schedule, (c) incurred since the Reference Balance Sheet Date in the ordinary course of the Business consistent with past practices or (d) which would not have a Material Adverse Effect.  Except as set forth in Section 4.10 of the Disclosure Schedule, the Business has no Indebtedness; provided that no disclosures in the Disclosure Schedule except for those expressly set forth in Section 4.10 of the Disclosure Schedule as of the date hereof shall be deemed to qualify the representation in this sentence.

SECTION 4.11                                                                    Conduct in the Ordinary Course.  Since the Reference Balance Sheet Date, (i) there has not occurred any Material Adverse Effect and (ii) each of the Seller and Groupe Modulo has conducted the Business in the ordinary course of business consistent with past practices.

SECTION 4.12                                                                    Litigation.  As of the date of this Agreement there is no Action by or against the Seller or Groupe Modulo relating to the Business, pending or, to the Seller’s Knowledge, threatened before any Governmental Authority that would have a Material Adverse Effect or would affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 4.13                                                                    Compliance with Laws.  Except as would not have a Material Adverse Effect and except with respect to Laws concerning Intellectual Property and Environmental Law, the Seller and Groupe Modulo have each conducted the Business since January 1, 2006, and currently as of the date of this Agreement, conduct the Business, in accordance with all Laws and Governmental Orders to which they are subject and neither the Seller nor Groupe Modulo is in violation of any such Law or Governmental Order.

SECTION 4.14                                                                    Intellectual Property.

(a)                  Except as would not have a Material Adverse Effect, (i) to the Seller’s Knowledge, no Person is engaging in any activity that infringes any Business Intellectual Property, (ii) as of the date of this Agreement, there is no Action pending or, to the Seller’s Knowledge, threatened in writing against the Seller or Groupe Modulo that the use of any Business Intellectual Property infringes the Intellectual Property of any third party, and (iii) the Seller and Groupe Modulo are the owners of the entire right, title and interest in and to all Registered Business Intellectual Property and, to the Knowledge of the Seller, in and to all Business Intellectual Property that is not Registered and (iv) the Business Intellectual Property together with any Intellectual Property that may be licensed to the Purchaser or Groupe Modulo by the Seller or any third Person, constitutes all the Intellectual Property necessary to conduct the Business as currently conducted.

(b)                                 None of the Seller nor Groupe Modulo is in breach of, or default under, any Business IP Agreement to which it is a party, except for such breaches or defaults that would not have a Material Adverse Effect.

(c)                                  The Purchaser acknowledges and agrees that the representations and warranties contained in this Section 4.14 are the only representations and warranties being made with respect to compliance or liability under Laws relating to Intellectual Property or with respect to any Intellectual Property matter related in any way to this Agreement or its subject matter.

SECTION 4.15                                                                    Real Property.

(a)                                  Section 4.15(a)(i) of the Disclosure Schedule lists each parcel of real property owned by the Seller and used or held for use primarily in the conduct of the Business or owned by Groupe Modulo (the “Owned Real Property”).  Except as set forth in

Section 4.15(a)(ii) of the Disclosure Schedule, the Seller and Groupe Modulo own all of the Owned Real Property free and clear of all Encumbrances, other than Permitted Encumbrances.

(b)                                 Section 4.15(b) of the Disclosure Schedule lists the street address of each parcel of real property leased by the Seller and used or held for use primarily in the conduct of the Business or Groupe Modulo which as of the date of this Agreement has an annual lease rate in excess of $50,000 (the “Leased Real Property”).  Except as would not have a Material Adverse Effect, the Seller or Groupe Modulo has a valid and binding leasehold interest in each Leased Real Property of which it is the lessee, free and clear of all Encumbrances, except Permitted Encumbrances.

SECTION 4.16                                                                    Employee Plans.  (a) Section 4.16 of the Disclosure Schedule lists each material Plan.  For the purposes of this Agreement, the term “Plan” means each employee benefit plan, each bonus, fringe benefit, stock option, stock purchase, restricted stock, incentive, deferred compensation, pension, retiree medical or life insurance, supplemental retirement, severance, retention, change of control or other benefit plan, program or arrangement and each employment, termination, severance, retention, change in control, transaction bonus or other contract or agreement relating to Employees, (i) to which the Seller or Groupe Modulo is a party, (ii) with respect to which the Seller or Groupe Modulo has any present or future obligation, or (iii) which are maintained, contributed to or sponsored by the Seller or Groupe Modulo for the benefit of any Employee (collectively, the “Plans”).  The Seller has made available to the Purchaser a true and complete copy of each material Plan.

(b)                                 The Seller’s Pension Plan is registered as required by Law and has been established and administered in accordance with its terms and applicable laws.

(c)                                  No Employee currently accrues pension benefits on a defined benefit basis other than pursuant to an individual, non-registered, supplemental pension arrangement.

SECTION 4.17                                                                    Employees.

(a)                                            Except as would not have a Material Adverse Effect, the Seller is in compliance with all terms and conditions of employment and all Laws respecting employment and there are no outstanding claims, complaints, investigations or orders under any such Laws; and

(b)                                           Groupe Modulo does not sponsor any Plans and all Employees of Groupe Modulo participate in Plans sponsored by the Seller.

SECTION 4.18                                                                    Taxes.

(a)                                  Except for matters that would not have a Material Adverse Effect, to the Seller’s Knowledge, (a) all Tax Returns required to have been filed by or with respect to Groupe Modulo, the Business and the Purchased Assets have been timely filed (taking into account any extension of time to file granted or obtained); (b) all Taxes shown to be payable on such Tax Returns have been paid or will be timely paid; (c) no deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority in writing against Groupe Modulo or the Seller (in relation to the Business or Purchased Assets) that has not been satisfied by payment, settled or withdrawn; and (d) there are no Tax liens on any assets of the Business or on any Purchased Assets (other than Permitted Encumbrances).

(b)                                 Except for matters that would not have a Material Adverse Effect, to the Seller’s Knowledge, (a) the Seller has paid or made arrangements for the payment of all Taxes in respect of the Business and the Purchased Assets, as well as all professional fees incurred in connection with such Taxes, which are capable of forming or resulting in a Tax lien on the Purchased Assets or of becoming a liability or obligation of the Purchaser, other than those Taxes or professional fees, if any, as are included in the Assumed Liabilities, and (b) the Seller has withheld or collected and remitted all amounts required to be withheld or collected and remitted by it in respect of any Taxes in respect of the Business and the Purchased Assets.

SECTION 4.19                                                                    Material Contracts.

(a)                                  Section 4.19 of the Disclosure Schedule lists each of the following written contracts and agreements relating primarily to the conduct of the Business which the Seller (in relation to the Business) or Groupe Modulo is a party in effect as of the date of this Agreement (such contracts and agreements being “Material Contracts”):

(i)                                     any agreement with the author of a textbook produced by the Business for which the Business received in excess of $3,000,000 in the aggregate during the year ended December 31, 2006;

(ii)                                  any agreement for the purchase of products or for the receipt of services, the performance of which will extend over a period of more than one year and which involved consideration or payments by the Business in excess of $300,000 in the aggregate during the year ended December 31, 2006;

(iii)                               any agreement for the furnishing of products or services by the Business  to its customers, the performance of which will extend over a period of more than one year and which involved consideration or payments by such customers in excess of $400,000 in the aggregate during the year ended December 31, 2006;

(iv)                              any agreement pursuant to which (A) the Seller or Groupe Modulo gives a third party (other than any Affiliates of the Seller) the right to resell, publish and/or distribute certain publication(s) in a particular market and (B) the Business received in excess of $500,000 in the aggregate during the year ended December 31, 2006;

(v)                                 any agreement pursuant to which (A) a third party (other than any Affiliates of the Seller) gives the Seller or Groupe Modulo the right to resell, publish and/or distribute certain publication(s) in a particular market and (B) the Business paid in excess of $400,000 in the aggregate during the year ended December 31, 2006;

(vi)                              any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(vii)                           any agreement under which the Seller or Groupe Modulo created, incurred, assumed or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $250,000 or under which there has been imposed a security interest on any of the assets, tangible or intangible, of the Seller or Groupe Modulo, in each case other than an Excluded Liability;

(viii)                        any material agreement that limits or purports to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time; and

(ix)                                the Leases.

(b)                                 Except as would not have a Material Adverse Effect, each Material Contract (i) as of the date of this Agreement, is valid and binding on the Seller or Groupe Modulo, as applicable, and, to the Knowledge of the Seller, the counterparties thereto, is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 4.07(c) of the Disclosure Schedule are not obtained, shall continue in full force and effect without penalty or other adverse consequence.  As of the date of this Agreement, neither the Seller nor Groupe Modulo is in breach of, or default under, any Material Contract to which it is a party, except for such breaches or defaults that would not have a Material Adverse Effect.

SECTION 4.20                                                                    Environmental Matters.

(a)                                  Except as would not have a Material Adverse Effect, (i) neither the Seller (in relation to the Business) nor Groupe Modulo is or has been in violation of any Environmental Law, (ii) the Seller (in relation to the Business) and Groupe Modulo have obtained and are in compliance with all Environmental Permits, and (iii) there is no written Action pending or, to the Seller’s Knowledge, threatened against the Seller (in relation to the Business) or Groupe Modulo that relates to any violation or alleged violation of Environmental Law.

(b)                                 The Purchaser acknowledges that the representations and warranties contained in Section 4.20 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or Environmental Permits or with respect to any environmental matter related in any way to this Agreement or its subject matter.

SECTION 4.21                                                                    Certain Business Relationships with Affiliates.  Other than the Excluded Assets and the Excluded Liabilities, no Affiliate of the Seller (other than Groupe Modulo) (a) owns any material property or right, tangible or intangible, which is used solely in connection with the Business, (b) has any claim or cause of action against Groupe Modulo, or (c) owes any money to, or is owed any money by, Groupe Modulo.  Section 4.21 of the Disclosure Schedule sets forth any agreements or arrangements relating to the Business between the Seller or Groupe Modulo, on the one hand, and the Seller or any Affiliate of the Seller (other than Groupe Modulo), on the other hand, which is currently in effect and which shall continue in effect after the Closing.

SECTION 4.22                                                                    Seller Resident of Canada.  The Seller is not a non-resident of Canada under the Tax Act.

SECTION 4.23                                                                    Goods and Services Tax.  The Seller is registered for purposes of the GST Legislation.  The Seller’s GST number is 897176350 RT0004.

SECTION 4.24                                                                    Brokers.  Except for Morgan Stanley & Co. Incorporated and RBC Capital Markets, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Seller.  The Seller shall be solely responsible for the fees and expenses of Morgan Stanley & Co. Incorporated and RBC Capital Markets and all other fees and expenses of any advisors of the Seller incurred in connection with the sale of the Business.

SECTION 4.25                                                                    Disclaimer of the Seller.  (A) EXCEPT AS SET FORTH IN THIS ARTICLE IV (AND THE CERTIFICATE REFERRED TO IN SECTION 9.02(A)), NONE OF THE SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKES OR HAS MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE PURCHASED SHARES, THE PURCHASED ASSETS OR THE BUSINESS, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (II) THE OPERATION OF THE BUSINESS BY THE PURCHASER AFTER THE CLOSING IN ANY MANNER OTHER THAN AS USED AND OPERATED BY THE SELLER OR (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS AFTER THE CLOSING AND (B) OTHER THAN THE INDEMNIFICATION OBLIGATIONS OF THE SELLER SET FORTH IN ARTICLE X, NONE OF THE SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE PURCHASER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER, ITS AFFILIATES OR REPRESENTATIVES OF, OR THE PURCHASER’S USE OF, ANY INFORMATION RELATING TO THE BUSINESS, INCLUDING THE CONFIDENTIAL INFORMATION MEMORANDUM AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE PURCHASER, WHETHER ORALLY OR IN WRITING,  IN CERTAIN “DATA ROOMS,” MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK-OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE PURCHASER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller as follows:

SECTION 5.01                                                                    Organization and Authority of the Purchaser.  The Purchaser is a Delaware limited liability company duly organized and validly existing under the Laws of the jurisdiction of its formation and has all necessary power and authority to enter into this Agreement and each Ancillary Agreement to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.  The execution and delivery by the Purchaser of this Agreement and each Ancillary Agreement to which it is a party, the performance by the Purchaser of its obligations hereunder and thereunder, and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser.  This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser is a party shall constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

SECTION 5.02                                                                    No Conflict.  Assuming compliance with the pre-merger notification and waiting period requirements of Part IX of the Competition Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 5.03, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser, (b) conflict with or violate any Law (other than Privacy Legislation) or Governmental Order applicable to the Purchaser or its respective assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements.

SECTION 5.03                                                                    Governmental Consents and Approvals.  The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) compliance with Part IX of the Competition Act, and (b) any additional consents, approvals, authorizations, filings and notifications under any other applicable antitrust, competition, or trade regulation Law, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement and the Ancillary Agreements.

SECTION 5.04                                                                    Foreign Investment Review.  As at the Closing, the Purchaser will be a Canadian, and will not be controlled in fact by one or more non-Canadians, all within the meaning of the Investment Canada Act.

SECTION 5.05                                                                    Goods and Services Tax.  The Purchaser will provide its GST number to the Seller on or prior to Closing.

SECTION 5.06                                                                    Investment Purpose.  The Purchaser is acquiring the Purchased Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including Canadian securities Laws.  The Purchaser agrees that the Purchased Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without compliance with prospectus and registration requirements under Canadian securities Laws, except pursuant to an exemption from such compliance with such Laws.  The Purchaser is able to bear the economic risk of holding the Purchased Shares for an indefinite period (including total loss of its investment), and (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of their investment.

SECTION 5.07                                                                    Financing.  (a) The Purchaser has received and accepted an executed commitment letter dated May 9, 2007 (the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) relating to the commitment of the Lenders to provide debt financing which, taken together with the Cash Equity and subject to satisfaction of conditions thereto, would be sufficient to consummate the transactions contemplated by this Agreement and the Ancillary Agreements on the terms contemplated thereby and to pay the Purchaser’s related fees and expenses.  The debt financing referenced in the Debt Commitment Letters is collectively referred to in this Agreement as the “Debt Financing”.

(b)                                 The Purchaser has received and accepted executed commitment letters dated May 11, 2007 (the “Equity Commitment Letters” and, together with the Debt Commitment Letter, the (“Commitment Letters”) from certain Persons (collectively, the “Equity Investors”) relating to the commitment of the Equity Investors to provide cash equity which, taken together with the Debt Financing and subject to satisfaction of conditions thereto, would be sufficient to consummate the transactions contemplated by this Agreement and the Ancillary Agreements on the terms contemplated thereby and to pay the Purchaser’s related fees and expenses,  The cash equity referenced in the Equity Commitment Letters is referred to in this Agreement as the “Cash

Equity” (the Cash Equity, together with the Debt Financing, is collectively referred to as the “Financing”).

(c)                                  Subject to the receipt of the Financing, the Purchaser will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay, in cash, the Purchase Price and all other amounts payable pursuant to this Agreement and the Ancillary Agreements or otherwise necessary to consummate all the transactions contemplated hereby and thereby.  The Purchaser has delivered to the Seller true and complete copies of the Commitment Letters.  As of the date hereof, each Commitment Letter is in full force and effect and is a valid, legal and binding obligation of the Purchaser, the Equity Investors and, to the knowledge of the Purchaser, the Lenders party thereto.  As of the date hereof, the Purchaser has taken all actions required to cause the Commitment Letters to be effective.  As of the date hereof, the Purchaser is not aware of any fact or circumstance in existence that would reasonably be expected to give rise to the failure to satisfy any condition precedent set forth in the Commitment Letters.  As of the date hereof, the Purchaser has no reason to believe that any event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under any term or condition of the Commitment Letters.  As of the date hereof, the Purchaser has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Commitment Letters.  The Purchaser has fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid on or before the date of this Agreement.  Subject to its terms and conditions, the Financing, when funded in accordance with the Commitment Letters, will provide the Purchaser with acquisition financing at the Closing sufficient to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

(d)                                 Concurrently with the execution of this Agreement, the Purchaser has delivered to the Seller a limited guarantee, dated the date hereof, of each of the Equity Investors guaranteeing certain of the Purchaser’s payment obligations hereunder (the “Limited Guarantees”).

SECTION 5.08                                                                    Litigation.  No Action by or against the Purchaser is pending or, to the knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 5.09                                                                    Brokers.  Except for Evercore Partners Incorporated and Atlas Advisors, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.  The Purchaser shall be solely responsible for payment of the fees and expenses of Evercore Partners Incorporated and Atlas Advisors.

SECTION 5.10                                                                    Independent Investigation; Seller’s Representations.  The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Business, which investigation, review and analysis was done by the Purchaser and its Affiliates and representatives.  The Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Business for such purpose.  In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Seller or its representatives (except the specific representations and warranties of the Seller set forth in Article IV (and the certificate referred to in Section 9.02(a)) and the schedules thereto).  The Purchaser hereby acknowledges and agrees that (a) other than the representations and warranties made in Article IV, none of the Seller, its Affiliates, or any of their respective officers, directors, employees or representatives makes or has made any representation or warranty, express or implied, at law or in equity, with respect to the Purchased Shares, the Purchased Assets or the Business, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner other than as used and operated by the Seller or (iii) the probable success or profitability of the Business after the Closing and (b) none of the Seller, its Affiliates, or any of their respective officers, directors, employees or representatives will have or be subject to any liability or indemnification obligation to the Purchaser or to any other Person resulting from the distribution to the Purchaser, its Affiliates or representatives of, or the Purchaser’s use of, any information relating to the Business, including the Confidential Information Memorandum of the Seller relating to the Business and any information, documents or material made available to the Purchaser, whether orally or in writing,  in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the transactions contemplated by this Agreement.

ARTICLE VI
ADDITIONAL AGREEMENTS

SECTION 6.01                                                                    Conduct of the Business Prior to the Closing.

The Seller covenants and agrees that, except as described in Section 6.01 of the Disclosure Schedule or contemplated, permitted or required by this Agreement and the Ancillary Agreements, between the date of this Agreement and the Closing, the Seller shall, and shall cause Groupe Modulo, to (i) conduct the Business in the ordinary course consistent with past practice, in all material respects, (ii) use its reasonable efforts to preserve intact in all material respects the business organization of the Business and (iii) make capital expenditures in the amounts set forth on, and otherwise in accordance with, the capital expenditures budget set forth in Schedule 6.01 of the Disclosure Letter.  Except as described in Section 6.01 of the Disclosure Schedule or contemplated, permitted or required by this Agreement and the Ancillary Agreements (including pursuant to Section 6.14), the Seller covenants and agrees that, between the date of this Agreement and the Closing, without the prior written consent of the Purchaser, neither the Seller (in relation to the Business) nor Groupe Modulo will:

(a)                  issue or sell any shares, notes, bonds or other securities of Groupe Modulo (or any option, warrant or other right to acquire the same) or redeem any of the shares of Groupe Modulo;

(b)                                 amend or restate the certificate of incorporation or bylaws (or similar organizational documents) of Groupe Modulo;

(c)                                  (i) grant or announce any increase in the salaries, bonuses or other benefits payable by the Seller or Groupe Modulo to any Employees, other than as required by Law, or the terms of any Plans existing as of the date of this Agreement or other increases in the ordinary course of business consistent with the past practices of the Business, (ii) establish, adopt, enter into, amend or terminate any Plan or any plan, agreement, program, policy or other arrangement that would be a Plan if it were in existence as of the date of this Agreement other than in the ordinary course of business consistent with past practice, or (iii) increase the funding obligation or contribution rate of any Plan other than in the ordinary course of business consistent with past practice;

(d)                                 change any method of accounting or accounting practice or policy used by the Seller or Groupe Modulo in respect of the Business, other than such changes as are required by GAAP or a Governmental Authority;

(e)                                  fail to exercise any rights of renewal with respect to any Leased Real Property that by its terms would otherwise expire;

(f)                                    compromise or settle any Action in respect of the Business (A) resulting in an obligation of the Seller or Groupe Modulo to pay more than $2,500,000 in respect of compromising or settling such Action or (B) in respect of any claim of the Seller or Groupe Modulo to receive any payment of more than $2,500,000 in respect of settling any such Action;

(g)                                 acquire (by merger or stock or asset purchase or otherwise) any corporation, partnership, other business organization or any business or division thereof;

(h)                                 sell, license or otherwise dispose of any of the Business Intellectual Property or Purchased Assets or assets of the Seller (used in the Business) or Groupe Modulo, other than sales, licenses or other dispositions of assets made in the ordinary course of business;

(i)                                     incur, create, assume or otherwise become liable for any Indebtedness, except for any Indebtedness that will be repaid or cancelled prior to the open of business on the Closing Date;

(j)                                     enter into, renew, extend, materially amend, fail to renew, cancel or terminate any Material Contract or Contract which if entered into prior to the date hereof would be a Material Contract, other than author contracts in the ordinary course of business;

(k)                                  implement or adopt any material change in its financial accounting principles, practices or methods, other than as required by GAAP, applicable Law or regulatory guidelines;

(l)                                     delay the material payment of any advances due under material agreements with any author;

(m)                               make or change any Tax election, or adopt or change any accounting method with respect to Taxes; or

(n)                                 change the dates of publication and/or shipping with respect to any Publication to the extent the same would be materially inconsistent with the schedule contemplated by the management projections; or

(o)                                 agree to take any of the actions specified in Sections 6.01(a) - (n).

Notwithstanding anything to the contrary in this Agreement, Groupe Modulo shall be permitted to declare and pay cash dividends or make cash distributions or other cash transfers (including in connection with any “cash sweep” arrangements with the Seller or its Affiliates) prior to the Closing Date.

SECTION 6.02                    Access to Information.

(a)                  From the date of this Agreement until the Closing, upon reasonable notice, the Seller shall, and shall cause Groupe Modulo and its officers, directors, employees, agents, representatives, accountants and counsel to, (i) afford the Purchaser and its authorized representatives reasonable access to the offices, properties and books and records of the Business and (ii) furnish to the officers, employees, and authorized agents and representatives of the Purchaser such additional financial and operating data and other information regarding the Business (or copies thereof) as the Purchaser may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not to interfere with the normal operations of the Business.  Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to the Purchaser if such disclosure would, in the Seller’s reasonable discretion, (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b)                                 In order to facilitate the resolution of any claims made against or incurred by the Seller or its Affiliates relating to Groupe Modulo or the Business and for purposes of compliance by the Seller and its Affiliates with securities, Tax, environmental, employment and other Laws, for a period of seven (7) years after the

Closing, the Purchaser shall (i) retain the books and records relating to Groupe Modulo and the Business for periods prior to the Closing, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, copies), during normal business hours, to such books and records.

(c)                                  In order to facilitate the resolution of any claims made against or incurred by the Purchaser or Groupe Modulo and for purposes of compliance with securities, Tax, environmental, employment and other Laws, for a period of seven (7) years after the Closing and for a period of 12 months to facilitate financing, the Seller shall (i) retain the books and records relating to Groupe Modulo and the Business relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, copies), during normal business hours, to such books and records.

SECTION 6.03                    Confidentiality.

(a)                  The terms of the Confidentiality Agreement, dated as of February 8, 2007 (the “Confidentiality Agreement”) between The Thomson Corporation Delaware Inc. and an Affiliate of the Purchaser are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Purchaser under this Section 6.03 shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Information (as defined in the Confidentiality Agreement) exclusively relating to the Business and the transactions contemplated by this Agreement and, provided, further, that any requirement under the Confidentiality Agreement to obtain consent for the disclosure of Information (as defined in the Confidentiality Agreement) to prospective financing sources shall cease to have further force and effect from and after the date hereof.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

(b)                                 Nothing provided to the Purchaser pursuant to Section 6.02(a) shall in any way amend or diminish the Purchaser’s obligations under the Confidentiality Agreement.  The Purchaser acknowledges and agrees that any Information provided to the Purchaser pursuant to Section 6.02(a) or otherwise by the Seller or any officer, director, employee, agent, representative, accountant or counsel thereof shall be subject to the terms and conditions of the Confidentiality Agreement.

(c)                                  For a period of two years after the Closing Date, the Seller shall hold, and shall cause its Affiliates, officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or other requirements of Law on advice of counsel, all confidential or otherwise proprietary documents and information of (or otherwise concerning) the Purchaser, Groupe Modulo, the Business and the Purchased Assets in the possession of the Seller and their Affiliates, provided that such obligation shall not apply to information which is or becomes generally available to the public other than as a result of a breach of this provision.

SECTION 6.04                    Regulatory and Other Authorizations; Notices and Consents.

(a)                  The Purchaser and the Seller shall each (i) use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements, (ii) cooperate fully with the Seller in promptly seeking to obtain all such authorizations, consents, orders and approvals and (iii) provide such other information to any Governmental Authority as such Governmental Authority may reasonably request in connection herewith.  Each party hereto agrees to make promptly (but in no event later than ten (10) Business Days after the date of this Agreement) its respective filing, if necessary, pursuant to Part IX of the Competition Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the Competition Act. Each party hereto agrees to make as promptly as practicable its respective filings and notifications, if any, under any other applicable antitrust, competition, or trade regulation Law and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition, or trade regulation Law.  The Purchaser will pay all fees or make other payments to any Governmental Authority in order to obtain any such authorizations, consents, orders or approvals.

(b)                                 Without limiting the generality of the Purchaser’s undertaking pursuant to Section 6.04(a), the Purchaser agrees to use its best efforts, and to take any and all steps necessary, to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any antitrust or competition Governmental Authority or any other party so as to enable the parties hereto to close the transactions contemplated hereby as promptly as practicable, and in any event prior to the Termination Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, and the entering into of such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby.  In addition, the Purchaser shall use its best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the Termination Date; provided, however, that such litigation in no way limits the obligation of the Purchaser to use its best efforts, and to take any and all steps necessary, to eliminate each and every impediment under any antitrust, competition or trade regulation Law to close the transactions contemplated hereby prior to the Termination Date.

(c)                                  Each party to this Agreement shall promptly notify the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority.  None of the parties to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting.  The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the Competition Act.  The parties to this Agreement will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (x) to remove references concerning the valuation of Groupe Modulo or the Purchased Assets, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d)                                 The Purchaser shall not enter into any transaction, or any agreement to effect any transaction (including any merger or acquisition) that might reasonably be expected to make it more difficult, or to increase the time required, to: (i) obtain the expiration or termination of the waiting period under the Competition Act, or any other applicable antitrust, competition, or trade regulation Law, applicable to the transactions contemplated by this Agreement, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby, or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.

(e)                                  The Seller shall, and shall cause its applicable Affiliates (other than Groupe Modulo) to, provide all consents required pursuant to any agreements any such Persons may have with Groupe Modulo in connection with the execution of this Agreement or the transactions contemplated hereby.

SECTION 6.05                    Investment Canada Act

(a)                  If the Minister of Canadian Heritage or official of The Department of Canadian Heritage (together, the “Minister”), in order to determine whether the Purchaser is a Canadian and not controlled in fact by one or more non-Canadians (all within the meaning of the Investment Canada Act), requests information or evidence for that purpose, the Purchaser will promptly comply with each such request.

(b)                                 Without limiting in any way the terms of Sections 6.05(a), Sections 6.04(b), 6.04(c) and 6.04(d) will apply, with necessary modifications, to the matters contemplated by this Section 6.05.

(c)                                  From the date of this Agreement until Closing, except with the Seller’s prior written consent, which shall not be unreasonably withheld, the Purchaser shall not make any material change to its structure, ownership or governance from that disclosed in writing to the Seller prior to the date hereof.

(d)                                 From the date of this Agreement until Closing, the Seller will provide such cooperation and assistance as may reasonably be requested by the Purchaser in its dealings with the Minister in furtherance of the transactions contemplated hereby (which, for greater certainty, shall not require the Seller or any of its Affiliates to pay or incur any third party costs unless reimbursed by the Purchaser or to incur any liability).

SECTION 6.06                    Licensed Names and Marks.

(a)                  The Purchaser hereby acknowledges that all right, title and interest in and to the names and logos “Thomson” and the Thomson starburst design, a copy of which is set forth in Section 6.06(a) of the Disclosure Schedule, together with all variations and acronyms thereof and all trademarks, service marks, domain names, trade names, trade dress, company names and other identifiers of source or goodwill containing, incorporating or associated with any of the foregoing (the “Thomson Marks”), are owned exclusively by the Seller and its Affiliates (other than Groupe Modulo), and that, except as expressly provided below, any and all right of Groupe Modulo or the Business to use the Thomson Marks shall terminate as of the Closing and shall immediately revert to the Seller and its Affiliates along with any and all goodwill associated therewith.  The Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Thomson Marks, except as provided herein.

(b)                                 Except as expressly provided in this Agreement, the Purchaser and Groupe Modulo shall, for a period of six (6) months after the Closing Date, be entitled to use, solely in connection with the operation of the Business as conducted immediately prior to Closing, signs, letterheads, invoice stock, advertisements and promotional materials and Internet domain names, and other documents and materials of the Business (“Licensed Stock”) containing the Thomson Marks, and immediately after the expiration of such six-month period, the Purchaser shall cause the Business to remove or obliterate all Thomson Marks from such Licensed Stock or cease using such Licensed Stock, and transfer to the Seller or, at the Seller’s election, any of its Affiliates any rights with respect to Internet domain names incorporating any Thomson Marks.

(c)                                  Except as expressly provided in this Agreement, the Purchaser shall have the limited right to use the Thomson Marks for a period of three (3) years after the Closing Date on Publications and products and services provided in a tangible form of digital media, i.e. DVDs and CDs (“Digital Media”) solely to the extent that such Publications and Digital Media (x)(A) are part of the existing inventory of finished goods of the Business as of the Closing Date or (B) will be published or re-printed in the ordinary course of business within six (6) months after the Closing Date and (y) incorporated any Thomson Marks as of the Closing Date or, in the case of clause (B) above, will incorporate any Thomson Marks within six (6) months after the Closing Date (“Existing Publications”).

(d)                                 Except as expressly provided in this Agreement, no other right to use the Thomson Marks is granted by the Seller to the Purchaser or Groupe Modulo, whether by implication or otherwise, and nothing hereunder permits the Purchaser or Groupe Modulo to use the Thomson Marks on any documents, materials, products or services or Publications other than as expressly provided in connection with, respectively, the Licensed Stock and the Existing Publications.  The Purchaser shall ensure that all use of the Thomson Marks by the Purchaser and Groupe Modulo as provided in this Section 6.06 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Thomson Marks were used in the Business prior to the Closing.  Any and all goodwill generated by the use of the Thomson Marks under this Section 6.06 shall inure solely to the benefit of the Seller and its Affiliates.  In no event shall the Purchaser or Groupe Modulo use the Thomson Marks in any manner that may damage or tarnish the reputation of the Seller and its Affiliates or the goodwill associated with the Thomson Marks and the Seller shall, at all times, have the right to inspect and approve the use thereof.

(e)                                  The Purchaser agrees that the Seller shall not have any responsibility for claims by third parties arising out of, or relating to, the use by the Purchaser or Groupe Modulo of any Thomson Marks after the Closing.  The Purchaser shall indemnify and hold harmless the Seller and its Affiliates from any and all claims that may arise out of the use thereof by the Purchaser or Groupe Modulo in accordance with the terms and conditions of this Section 6.06, other than such claims that the Thomson Marks infringe the Intellectual Property rights of any third party.  In addition to any and all other available remedies, the Purchaser shall indemnify and hold harmless the Seller and its Affiliates from any and all claims that may arise out of the use of the Thomson Marks in violation of or outside the scope permitted by this Section 6.06.  Notwithstanding anything in this Agreement to the contrary, Purchaser hereby acknowledges that Seller and its Affiliates, in addition to any other remedies available to them for any breach or threatened breach of this Section 6.06, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining Purchaser and any of its Affiliates (including Groupe Modulo) from any such breach or threatened breach.

(f)                                    Upon Closing, Seller and its Affiliates shall immediately cease to use any and all Business Intellectual Property, including the name “NELSON”, or any variations thereof or as part of any acronyms, in connection with the publishing in Canada or the United States, and any purported license thereto shall terminate.  Except as expressly provided in the Ancillary Agreements, no other right to use the Business Intellectual Property is granted by the Purchaser or Groupe Modulo to the Seller, whether by implication or otherwise, and nothing hereunder permits the Seller to use the Business Intellectual Property on any documents, materials, products or services or Publications, except “NELSON” in New Zealand or Australia.

SECTION 6.07                    Non-Competition.

(a)                      For a period of one year after the Closing Date (the “Restricted Period”), no Non-Competition Party shall either directly or indirectly engage in the

Restricted Business in any of the countries in which the Business or Groupe Modulo operate as of the Closing Date (the “Restricted Territory”).  Notwithstanding the foregoing, no Non-Competition Party shall be prohibited from:

(i)                                     engaging in any business or activities conducted by any Non-Competition Party as of the Closing Date and set forth on Section 6.07 of the Disclosure Schedule, and any reasonable extension or development thereof;

(ii)                                  acquiring or owning less than 5% of the outstanding voting power of any publicly traded company;

(iii)                               performing its obligations under this Agreement and the Ancillary Agreements; or

(iv)                              acquiring any entity which is engaged in the Restricted Business (“Acquired Company”) if, in its last full fiscal year prior to such acquisition, the consolidated revenues of such Acquired Company from the Restricted Business in the Restricted Territory constituted less than 20% of the total revenues of such entity, provided that a Non-Competition Party may acquire an Acquired Company with consolidated revenues from the Restricted Business in the Restricted Territory constituting more than 20% of the total revenues of such entity so long as within six (6) months after such acquisition, such Non-Competition Party disposes or agrees to dispose of the relevant portion of the Acquired Company’s business or securities to comply with this Section 6.07.

SECTION 6.08                    Financing Commitments; Amendment or Waiver.

(a)                  The Purchaser shall use reasonable best efforts to obtain the Financing on the terms and conditions described in the Commitment Letters, including (i) negotiating definitive agreements with respect thereto on the terms and conditions contained therein and (ii) satisfying on a timely basis all conditions applicable to the Purchaser in such definitive agreements that are within its control.  In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letters, including as a result of any Lender MAC (as defined below), as promptly as practicable following the occurrence of such event, the Purchaser shall use reasonable best efforts to obtain alternative financing from alternative sources on terms and conditions that are no less favorable to the Purchaser in any material respect than those contained in the Commitment Letters.  The Purchaser shall keep the Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing.  The Purchaser shall give the Seller prompt notice of any material breach by any party of the Commitment Letters, any termination of the Commitment Letters, any Lender MAC or any indication that the Financing may not be available to the Purchaser.  The Purchaser shall not agree to any amendment, modification to, or any waiver of the rights of the Purchaser or any obligations of any counterparty thereto under, any Commitment Letter (other than the addition of a new lender) without the prior written consent of the Seller.  For purposes of this Agreement, the term “Lender MAC” shall mean (x) any restriction on lending imposed by a regulatory authority on, or a petition of bankruptcy, insolvency or reorganization (or similar petition or initiation of proceedings under any debtor relief Law) filed by or against, or the seeking of the appointment of a receiver or similar person by, or the making of an assignment for the benefit of creditors by, any lender or lenders providing at least 25% of the Financing contemplated by the Financing Commitments or (y) any order, decree or injunction of a court or agency of competent jurisdiction, including any such lender’s primary banking regulator or regulators, prohibiting the consummation of the financing contemplated by the Financing Commitments affecting any lender or lenders providing at least 25% of the Financing contemplated by the Financing Commitments, which, in each case, prevents the lender or lenders from providing the financing contemplated by such Financing Commitments and which, in the case of any petition filed against any such lender or lenders, is not dismissed within ten (10) days of being filed.  Notwithstanding the foregoing, compliance by the Purchaser with this Section 6.08 shall not relieve the Purchaser of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(b)                 Prior to the Closing, the Seller shall cause Groupe Modulo to provide, and shall use its reasonable best efforts to cause the officers, employees, representatives and advisors, including legal and accounting advisors, of Groupe Modulo to provide to the Purchaser, all cooperation reasonably requested by the Purchaser that is necessary, proper or advisable in connection with the financing (in each case, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller and Groupe Modulo), including (i) participating in meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) providing information in connection with the preparation by the Purchaser or its representatives of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing; provided that any private placement memoranda or prospectuses in relation to high yield debt securities need not be issued by Groupe Modulo, (iii) executing and delivering at Closing any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by the Purchaser (including a certificate of the chief executive officer or chief financial officer of any of the Seller and Groupe Modulo with respect to solvency matters and consents of accountants for use of their reports in any materials relating to the Debt Financing), (iv) as promptly as reasonably practicable, furnishing the Purchaser and its financing sources with access to personnel and financial and other pertinent information regarding the Business, the Purchased Assets and Groupe Modulo as may be reasonably requested by the Purchaser, including all financial statements and financial data of the type required by applicable securities laws in Canada and the United States (including the Financial Statements) to consummate public or private offerings of debt securities contemplated by the Debt Commitment Letters at the time during the Business’ fiscal year such offerings will be made, (v) using reasonable best efforts to obtain accountants’ comfort letters (including comfort levels customary in similar types of transactions for pro forma financial information and related adjustments), legal opinions, surveys and title insurance as reasonably requested by the Purchaser; provided that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Seller and Groupe Modulo, (vi) at the Closing entering into interest rate hedge transactions, as reasonably requested by the Purchaser, (vii) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Debt Financing to evaluate the Seller’s and Groupe Modulo’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing and (B) establish as of the Closing, bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (viii) using reasonable best effort to obtain any necessary rating agencies’ confirmation or approvals for the Debt Financing, (ix) providing the Purchaser by no later than May 15, 2007 with an unaudited combined balance sheet and unaudited combined statements of income and cash flows of the Business as of and for the three months ended March 31, 2007 (together with comparable financial statements as of and for the three months ended March 31, 2006), in each case which have been reviewed by the Business’ accounting advisors (the “First Quarter Financial Statements”), and which will be prepared in accordance with GAAP and will fairly present, in all material respects, the financial position of the Business as of, and results of its operations and cash flows for the period ended, March 31, 2007, subject to normal year-end audit adjustments, and (x) taking all corporate actions necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available as of the Closing Date; provided, however, that, with respect to the foregoing clauses (i) through (x), under no circumstances shall the Seller and Groupe Modulo be required to incur any obligations or liabilities that arise prior to the Closing.  The Seller hereby consents to the use of its and its subsidiaries’ logos in connection with the Debt Financing.

(c)                  The Purchaser shall, promptly upon request by the Seller, reimburse the Seller for all reasonable and documented out-of-pocket costs incurred by the Seller in connection with cooperation provided for in Section 6.08(b) (such reimbursement to be made promptly and in any event within three Business Days of delivery of reasonably acceptable documentation evidencing such expenses) and shall indemnify and hold harmless the Seller, Groupe Modulo and their respective representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by the Seller or their Affiliates).  All non-public or otherwise confidential information regarding the Business obtained by the Purchaser or its representatives pursuant to this Section 6.08 shall be kept confidential in accordance with the Confidentiality Agreement until the Closing; provided, however, that the Purchaser and its representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing and a registered offering of debt securities so long as the Purchaser and its representatives reasonably cooperate with the Seller in order to permit the Seller to comply with their obligations under applicable Law relating to the disclosure of such confidential information.

(d)                 Notwithstanding any other provision of this Agreement, for all purposes of this Agreement, unless the Seller shall have committed a willful breach of Section 6.08(b), the Seller shall not be deemed to be in breach of any of its obligations under, and its shall be deemed to have complied with all of its obligations contained in, Section 6.08(b) provided, however, that the First Quarter Financial Statements will be delivered by May 15, 2007.

SECTION 6.09                                                                    Updates.  The Seller shall, at or prior to Closing, deliver to the Purchaser modifications, changes or updates to the Disclosure Schedules in order to disclose or take into account facts, matters or circumstances which arise or occur between the date of this Agreement and the Closing Date that would cause the conditions to Closing set forth in Section 9.02(a) not being satisfied.  No updated information provided to the Purchaser in accordance with this Section 6.09 shall be deemed to update any representation, warranty or covenant made in this Agreement for the purposes of determining whether there has been a breach thereof.

SECTION 6.10                                                                    Obtaining of Consents. The Seller shall use commercially reasonable efforts to deliver, at or prior to the Closing, the necessary consents to the assignment to the Purchaser of the Leases and the Material Contracts as contemplated herein.  If, notwithstanding such efforts, the Seller is unable to obtain any of such consents, the Seller shall not be liable to the Purchaser for any breach of covenant, provided that nothing contained herein shall affect any condition precedent to the Purchaser’s obligation to complete the transactions contemplated hereby referred to in Section 9.02(a).  For the purposes hereof, the Seller shall not be required to pay any monies or give any other consideration in order to obtain any consent other than the expenses of the Seller (including the fees and disbursements of Seller’s counsel) in obtaining such consents.  If, following Closing, any of the consents referred to in this Section 6.10 has not been obtained, the Seller shall (a) continue for six (6) months after the Closing to use commercially reasonable efforts as requested by the Purchaser from time to time in order to attempt to obtain any such consent and (b) hold any assets, rights or interests intended to be included in the Purchased Assets in respect of which such consents have not been obtained in trust for the benefit of the Purchaser and take any and all action with respect thereto as the Purchaser may reasonably direct for the Purchaser’s account and benefit.

SECTION 6.11                                                                    Release from Guarantees.  At or prior to the Closing, the Purchaser shall use reasonable best efforts to take or cause to be taken all actions necessary to secure the unconditional release of the Seller and its Affiliates (excluding Groupe Modulo, collectively the “Seller Group”) from any guarantees or other credit support provided by them with respect to the Business (the “Guarantees”), including effecting such release by issuing Purchaser guarantees or other credit support, and the Purchaser shall use reasonable best efforts to, or shall use reasonable best efforts to cause its Affiliates or Groupe Modulo (collectively, the “Purchaser Group”) to, be substituted in all respects for the member of the Seller Group that is party to the Guarantee, so that the applicable member of the Purchaser Group shall be solely responsible for the obligations of such Guarantee; provided, however, that any such release or substitution must be effected pursuant to documentation reasonably satisfactory in form and substance to the Seller.  In the case of the failure to do so by the by the Closing Date, then, the Seller, on the one hand, and the Purchaser Group, on the other hand, shall continue to cooperate and use their respective reasonable best efforts to terminate, or cause the Purchaser Group to be substituted in all respects for the Seller Group in respect of, all obligations of the Seller Group under any such Guarantees, and the Purchaser shall and cause (i) indemnify and hold harmless the Seller Group for any damages arising from such Guarantees and (ii) not permit any member of the Purchaser Group to (A) renew or extend the term of or (B) increase its obligations under, or transfer to another third party, any loan, lease, Contract or other obligation for which any member of the Seller Group is or would reasonably be expected to be liable under such Guarantee.  In the event the Seller Group identifies, after the Closing, guarantees, or other similar obligations to which any member of the Seller Group is a party (the “Additional Guarantees”), the Seller shall promptly notify the Purchaser in writing of the existence and terms of such Additional Guarantees, and the Purchaser, upon receipt of such notice, shall promptly use reasonable best efforts to cause the release and substitution of such Additional Guarantees in a manner consistent with the foregoing.  All costs and expenses incurred in connection with the release or substitution of the Guarantees and the Additional Guarantees, as the case may be, shall be borne by the Purchaser, and the Purchaser shall indemnify the Seller Group for any and all Losses arising from or relating to such Guarantees and Additional Guarantees.

SECTION 6.12                                                                    Insurance.  From and after the Closing Date, the Business, the Purchased Assets and Groupe Modulo shall cease to be insured by the Seller’s or its Affiliates’ insurance policies or by any of their respective self-insured programs, other than by any insurance policies acquired directly by and in the name of Groupe Modulo or self-insurance programs of Groupe Modulo directly.  With respect to events or circumstances relating to the Business, the Purchased Assets or Groupe Modulo that occurred or existed prior to the Closing Date that are covered by the Seller’s or its Affiliates’ occurrence-based third party liability insurance policies and any workers’ compensation insurance policies and/or comparable statutory-based insurance programs that apply to the locations at which the Business is operated, the Purchaser or its Affiliates may, during the period of thirty-six (36) months after the Closing Date, make claims under such policies and programs to the extent such coverage and limits are available under such policies and programs and to the extent such claims are not covered by insurance policies or self-insurance programs of Groupe Modulo; provided, however, that by making any such claims, the Purchaser agrees to reimburse, or cause its Affiliates to reimburse, the Seller and its Affiliates for any increased third-party policy costs incurred by the Seller or any of its Affiliates as a direct result of such claims, including any retroactive or prospective premium adjustments associated with such coverage; and provided, further, that the Purchaser or its Affiliates shall exclusively bear (and the Seller and its Affiliates shall have no obligation to repay or reimburse the Purchaser or its Affiliates for) the amount of any “deductibles” associated with claims under such policies and programs and shall be liable for all uninsured or uncovered amounts of such claims, provided, further, that the thirty-six (36) month limitation and the requirement to reimburse for increased third-party policy costs referred to above shall not apply to claims relating to the Action listed on Section 4.12 of the Disclosure Schedule.  As of the third anniversary of this Agreement, the Purchaser and its Affiliates shall no longer be permitted to make any claims under such occurrence-based third party liability insurance policies of the Seller or its Affiliates or to such workers’ compensation insurance policies and/or comparable statutory-based insurance programs that apply to the locations at which the Business is operated.  For the avoidance of doubt, the Seller and its Affiliates shall retain all rights to control its insurance policies and programs, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its insurance policies and programs, notwithstanding whether any such policies or programs apply to any Liabilities of the Purchaser.  Notwithstanding anything to the contrary contained herein, neither the Purchaser nor its Affiliates shall make any claims under any other insurance policies (including any claims-based insurance policies) or any other self-insured programs of the Seller or its Affiliates.  To the extent a claim is made under an insurance policy or self-insured program of the Seller or its Affiliates pursuant to this Section 6.12, none of the Purchaser Indemnified Parties shall be indemnified pursuant to Article X hereof.  The Seller shall use commercially reasonable efforts to assist the Purchaser in obtaining “tail” or other appropriate insurance coverage for Groupe Modulo prior to Closing.

SECTION 6.13                                                                    Privileged Matters. The parties acknowledge and agree that the information relating to or arising out of the legal advice or services that have been or will be provided prior to the Closing Date for the benefit of both (a) the Seller and its Affiliates (other than the Groupe Modulo) and (b) Groupe Modulo shall be subject to a shared privilege between the Seller and its Affiliates, on the one hand, and Groupe Modulo, on the other hand, and the Seller and its Affiliates, and Groupe Modulo shall have equal right to assert all such shared privileges in connection with privileged information under any applicable Law and no such shared privilege may be waived by (i) any of the Seller or its Affiliates without the prior written consent of the Purchaser or (ii) by any of Groupe Modulo or the Purchaser without the prior written consent of the Seller; provided, however, that any information relating to or arising out of any legal advice or services provided, whether before or after the Closing Date, with respect to any matter for which the Indemnifying Party has an indemnification obligation hereunder, shall be subject to the sole and separate privilege of the Indemnifying Party, and the Indemnifying Party shall be entitled to control the assertion or waiver of all such separate privileges under any applicable Law in connection with any privileged information, whether or not such information is in the possession of or under the control of any of the Indemnified Parties.

SECTION 6.14                                                                    Tax Planning.  In connection with the implementation of the transactions contemplated by this Agreement, each of the parties shall co-operate with the other party in good faith to accommodate any reasonable Tax planning objective of the other party provided that any such accommodation does not adversely affect the commercial or Tax position of the other party or its Affiliates.

SECTION 6.15                                                                    Receipt of Payments Following Closing.

(a)                                  The Seller shall promptly deposit into the Purchaser’s bank accounts (as designated by the Purchaser from time to time) any cash, cheque, electronic credit, deposit or other instrument of payment received by the Seller after Closing to the extent it relates to the Purchased Assets or any Assumed Liabilities.

(b)                 The Purchaser shall promptly deposit into the Seller’s bank accounts (as designated by the Seller from time to time) any cash, cheque, electronic credit, or deposit or other instrument of payment received by the Purchaser after Closing to the extent it relates to the Excluded Assets or any Excluded Liabilities.

SECTION 6.16                                                                    Further Action.  The parties hereto shall use their reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement and to use commercially reasonable efforts to obtain the consents set forth in Section 4.07 of the Disclosure Schedule.

SECTION 6.17                                                                    Intercompany Obligations. Notwithstanding any other provision of this Agreement, all loans, notes, advances, receivables and payables (including any accrued and unpaid interest thereon) between Groupe Modulo, on the one hand, and the Seller and its Affiliates (other than Groupe Modulo), on the other hand, shall be repaid or cancelled prior to the open of business on the Closing Date.

ARTICLE VII
EMPLOYEE MATTERS

SECTION 7.01                                                                    Employment Offers.

(a)                                  The Purchaser shall, not less than seven (7) Business Days prior to the Closing, make written Employment Offers to each Employee employed by the Seller (each a “Seller Employee”).  Such Employment Offer shall be effective as at and contingent only on the Closing.

(b)                                 Each Employment Offer shall provide for employment with the Purchaser in the same position and with terms and conditions of employment that are substantially similar in the aggregate to the terms and conditions of employment held by such Seller Employee immediately prior to the Closing.  For purposes of this agreement “substantially similar in the aggregate” means a position with:

(i)                                     a base cash compensation (i.e., annual base salary) that is the same or higher than the Employee’s base cash compensation at the Seller (i.e., Seller annual base salary) immediately prior to the Closing;

(ii)                                  duties and work conditions substantially similar to those associated with the Employee’s position with the Seller;

(iii)                               total compensation (which shall consist of salary (i.e., base cash compensation), bonus or variable compensation (excluding Tier 3 retention agreements), pension, perquisites, benefits, vacation, post-retirement, and post-employment benefits) substantially similar to what the Seller Employee had with the Seller immediately prior to the Closing;

(iv)                              a regular work schedule of a 37.5 hour work week for full-time Employees, for one (1) year from the Closing Date; and

(v)                                 recognition of the Employee’s length of service with the Seller (“Service”);

(c)                                  The Seller has the right to review all Employment Offers and, acting reasonably, to determine whether the terms and conditions of employment with the Purchaser are “substantially similar in the aggregate” to those of the Seller.

(d)                                 The Purchaser shall indemnify and save harmless the Seller from any and all Liabilities relating to the Seller Employees with respect to the period on and after

Closing, excluding any obligations provided under the Executive Retention Agreement. For greater certainty, such Liabilities will include severance and termination amounts in respect of the Employees who do not become Transferred Employees.

SECTION 7.02                                                                    Pension Plan.

(a)                  The Purchaser shall, effective as of and from the start of business on the Closing Date, establish a registered pension plan to provide pension benefits to the Members that they had in the Seller’s Pension Plan for service from and after the Closing Date (the “Purchaser’s Pension Plan”) and shall forthwith notify the Seller of the registration of any such plan.

(b)                                 Effective as of the Closing Date, each Member of the Seller’s Pension Plan shall cease to actively participate in and accrue benefits under the Seller’s Pension Plan and shall commence participation in and accrue benefits under the Purchaser’s Pension Plan.

(c)                                  The Purchaser’s Pension Plan shall recognize each Member’s period of Service prior to the Closing Date recognized under the Seller’s Pension Plan for the purposes of eligibility for membership in, vesting and eligibility for benefits under, the Purchaser’s Pension Plan, as the case may be.

(d)                                 Any DC Account Balance accrued by a Member under the defined contribution component of the Seller’s Pension Plan up to the Closing Date shall be transferred from the defined contribution component of the Seller’s Pension Plan to the Purchaser’s Pension Plan, subject to Sections 7.02(e) to 7.02(g).

(e)                                  A soon as practicable after the Closing Date, the Seller shall cause the funding agent or recordkeeper of the Seller’s Pension Plan to report the DC Account Balance in respect of each Member and the Aggregate DC Account Balance under the Seller’s Pension Plan as at the Closing Date and shall provide a copy of such report to the Purchaser.

(f)                                    As soon as practicable, but in any event within one hundred and eighty (180) days after the Closing Date, the Seller shall seek any required approvals from the applicable Governmental Authorities to a transfer from the Seller’s Pension Plan to the Purchaser’s Pension Plan, by a cash payment (or a transfer of assets in kind acceptable to the Purchaser or a combination thereof) an amount equal to the Aggregate DC Account Balance as at the Transfer Date. The Purchaser at the Purchaser’s cost shall provide such assistance as is reasonably required to obtain such regulatory approvals. The parties agree that, during the period from the Closing Date to the date of transfer, the Seller’s funding agent may pay to, or in respect of, each Member’s benefits to which they may be entitled based on service to and including the Closing Date and Seller shall permit Members to continue to make investment choices in respect of each Member’s DC Account Balance in accordance with the terms and conditions of Seller’s Pension Plan.

(g)                                 Forthwith upon receipt of all required approvals from the Governmental Authorities, (i) the Seller shall cause the funding agent of the Seller’s Pension Plan to transfer to the funding agent of the Purchaser’s Pension Plan an amount of cash or assets in kind acceptable to the Purchaser or a combination thereof as determined by the Seller equal to the Aggregate DC Account Balances as at the Transfer Date adjusted to the Transfer Date to reflect any gains and/or losses; and (ii) the Purchaser shall cause the Purchaser’s funding agent to accept the transfer of an amount of cash or assets in kind acceptable to the Purchaser or a combination thereof as determined by the Seller equal to the Aggregate DC Account Balances as at the Transfer Date and agrees to assume the DC Account Balances and obligations of the Seller in respect of the transferred assets.

(h)                                 If, for any reason, the Seller’s Pension Plan is audited by any Governmental Authority within three (3) years of the Closing Date, the Purchaser agrees to provide the Seller and the Governmental Authority with any information regarding either the Purchaser’s Pension Plan or any of its plan members which may be requested by the Governmental Authority to complete such audit.

(i)                                     Nothing in this Section 7.02 shall require Purchaser to establish or designate a defined benefit pension plan or provision for any Transferred Employee.

SECTION 7.03                                                                    Benefit Plans.

(a)                  Effective as of the Closing Date, the Purchaser shall establish or otherwise provide non-pension benefit plans which are substantially similar in the aggregate to the non-pension benefits which were applicable to the Transferred Employees prior to the Closing Date, to cover the Transferred Employees for service with the Purchaser on and after the Closing Date.

(b)                                 Each Transferred Employee who participates in the Plan as of the day prior to the Closing Date will cease to participate in the Plan at the end of such day.  Each Transferred Employee shall be eligible to become a member of, and will be offered participation in, all applicable Purchaser benefit plans and programs as other similarly situated Seller employees, effective on the Closing Date.

(c)                                  The Seller shall waive any pre-existing condition limitations, evidence of insurability requirements, and will credit each Employee’s Service towards waiting periods for benefit coverage with respect to the Seller’s life, health, and disability insurance coverage for each Transferred Employee and his/her eligible dependents.  Evidence of insurability is waived for existing approved life insurance and long term disability coverage under the Plans up to the maximum amount stipulated under the Seller’s life insurance and long term disability program.

(d)                                 Any eligible claims for benefits incurred by a Transferred Employee on or after Closing, provided that such Employee was participating in an applicable Plan on the date the claim was incurred, will be eligible for payment in accordance with the Purchaser’s plans and the Purchaser will be liable to the Seller and will defend, indemnify and hold harmless the Seller against any and all loss, liability or expense arising out of any such claims.

(e)                                  Any eligible claims for benefits incurred by a Transferred Employee prior to Closing will be eligible for payment under the Seller’s Plans in accordance with Section 7.03(iii)(g) below provided that such Transferred Employee was participating in the applicable Plan on the date the claim was incurred, and the Seller will be liable to the Purchaser and will defend, indemnify and hold harmless Seller against any and all loss, liability or expense arising out of such claims.

(f)                                    For the purposes of this Section 7.03, a claim for benefits will be deemed to have been incurred, whether or not reported:

(i)                                     with respect to death or dismemberment, on the actual date of death or of dismemberment;

(ii)                                  with respect to short-term and long-term disability, on the date the claimant became disabled as determined in accordance with the applicable plan; and

(iii)                               with respect to all medical, dental or vision claims, on the date a service or supply giving rise to the claim under the applicable benefit plan is purchased or received by the claimant or his/her eligible dependent.

(g)                                 Where a claim includes more than one service or supply, each of which occurs at a single point in time (for example, a series of dental appointments related to a treatment plan), each such service or supply will result in a separate claim incurred as of the date on which the supply or service is purchased or received as aforesaid.  If sufficient information is not available to identify charges associated with each claim (but is sufficient for payment of the claims in the ordinary course of claims adjudication), the total charges will be prorated over the number of claims and reimbursed subject to the terms and conditions of the applicable Seller plan.

SECTION 7.04                                                                    Vacation.

(a)                  The Seller shall pay out all earned but unused vacation carried over from years prior to the calendar year 2007 to Transferred Employees, according to the Seller’s standard policies for terminating Employees.

(b)                                 For the calendar year 2007, each Transferred Employee shall be entitled to his/her unused vacation and the Purchaser shall assume all liability and obligation for such vacation.

(c)                                  Within fifteen (15) business days following the Closing Date, the Seller will provide the Purchaser with a schedule showing the accrued vacation time for each Transferred Employee.

SECTION 7.05                                                                    Retention Agreements; Severance.

(a)                                  Effective as of the Closing, the Purchaser shall assume from the Seller and its Affiliates all retention agreements, stay bonuses and sales performance bonuses except the Executive Retention Agreements (excluding all payments from the 2007 Management Incentive Plan under the Executive Retention Agreements which shall be the responsibility of the Purchaser) and shall be responsible for, and shall indemnify and hold harmless the Seller and its Affiliates against, their Liabilities thereunder.

(b)                                 For greater certainty, effective as of the Closing, the Purchaser shall be responsible for any and all Liabilities of the Seller and its Affiliates, and shall indemnify and hold harmless the Seller and its Affiliates against any Losses incurred, in connection with the notice or severance entitlement of any Transferred Employee except for the severance obligations provided for under the Executive Retention Agreements (excluding all payments  from the 2007 Management Incentive Plan under the Executive Retention Agreements which shall be the responsibility of the Purchaser).

ARTICLE VIII
TAX MATTERS

SECTION 8.01                                                                    Tax Indemnities.

(a)                  From and after the Closing, the Seller agrees to indemnify the Purchaser against all Excluded Taxes and associated expenses, except to the extent that each such Tax is taken into account in determining the Closing Working Capital and reduces the Purchase Price under Section 2.08.  The Purchaser shall be responsible for and shall indemnify and hold the Seller and its Affiliates harmless against all Taxes and associated expenses imposed on or relating to Groupe Modulo or the Purchased Assets other than Excluded Taxes.  The parties agree that all payments by the Purchaser pursuant to the immediately preceding sentence shall be made to the Seller or its designee.

(b)                 Payment by the indemnifying party of any amount due under this Section 8.01 shall be made within ten (10) days following written notice by the indemnified party that payment of such amounts to the appropriate taxing authority is due, provided that the indemnified party shall comply with its obligation to promptly notify the indemnifying party under Section 8.03(a) and provided further that the indemnifying party shall not be required to make any payment earlier than two (2) days before it is due to the appropriate taxing authority.

SECTION 8.02                                                                    Tax Refunds and Tax Benefits.

(a)                  Any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) relating to Taxes for which the Seller is responsible under Section 8.01 shall be the property of the Seller, and if received by the Purchaser or Groupe Modulo, shall be paid over promptly to the Seller, except to the extent taken into account in determining the Closing Working Capital.  Notwithstanding the foregoing, any such Tax refunds, credits or benefits shall be for the account of the Purchaser to the extent such Tax refunds, credits or offsets are attributable (determined on a marginal basis) to the carryback from a Post-Closing Period of items of loss, deduction or credit, or other Tax items, of Groupe Modulo (or its Affiliates, including the Purchaser).  The amount or economic benefit of any Tax refunds, credits or benefits of Groupe Modulo for any Post-Closing Period shall be for the account of the Purchaser.  The Purchaser shall, if the Seller so requests and at the Seller’s expense, cause Groupe Modulo to file for and use its reasonable efforts to obtain and expedite the receipt of any refund to which the Seller is entitled under this Section 8.02, unless any such action would have an adverse effect on the Purchaser, its Affiliates or the Seller or Groupe Modulo.  The Purchaser shall permit the Seller to participate (at the Seller’s expense) in the prosecution of any such refund claim.

(b)                                 Any amount for which indemnification is provided under Section 8.01 shall be reduced by any actually realized net Tax benefit available to and shall be increased by any actually realized Tax cost incurred by (in each case calculated on a with and without basis) the indemnified party arising in connection with any obligation of the indemnified party to pay Taxes or other amounts for which the other party is responsible under Section 8.01 or resulting from the receipt of any indemnification payment under this Article VIII.

SECTION 8.03                                                                    Contests.

(a)                  After the Closing, the Purchaser or the Seller, as the case may be, shall promptly notify the other in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on the Purchaser, its Affiliates or Groupe Modulo which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification by such other party under Section 8.01.  Such notice shall contain factual information (to the extent known to the notifying party) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any taxing authority in respect of any such asserted Tax liability.  If the Purchaser or the Seller fails to give prompt notice of an asserted Tax liability as required by this Section 8.03, then the other party shall not have any obligation to indemnify for any loss arising out of such asserted Tax liability, but only to the extent that failure to give such notice results in a detriment to the other party.

(b)                                 In the case of a Tax audit or administrative or judicial proceeding (a “Contest”) that relates to Pre-Closing Periods, the Seller shall have the sole right, at its expense, to control the conduct of such Contest; provided, however, that the Seller must first consult, in good faith, with the Purchaser before taking any action with respect to the conduct of such Contest.

(c)                                  The Purchaser and the Seller agree to cooperate, and the Purchaser agrees to cause Groupe Modulo to cooperate, in the defense against or compromise of any claim in any Contest pursuant to this Section 8.03.

SECTION 8.04                                                                    Preparation of Tax Returns.

(a)                  The Seller shall prepare and file (or cause Groupe Modulo to prepare and file) on a basis consistent with those prepared for prior taxable periods all Tax Returns relating to Groupe Modulo for taxable periods ending on or before the Closing Date, it being understood that all Taxes shown as due and payable on such Tax Return shall be the responsibility of the Seller.  The Seller shall provide the Purchaser with copies of all such Tax Returns.

(b)                 The Purchaser shall prepare and file (or cause Groupe Modulo) to prepare and file) all Tax Returns that relate to Groupe Modulo for Post-Closing Periods, it being understood that all Taxes shown as due and payable on such Tax Returns shall be the responsibility of the Purchaser, except for such Taxes which are the responsibility of the Seller pursuant to Section 8.01 which the Seller shall pay in accordance with this Article VIII.  Such Tax Returns shall be prepared on a basis consistent with those prepared for Pre-Closing Periods unless a different treatment of any item is required by an intervening change in Law.  With respect to any Tax Return required to be filed with respect to Groupe Modulo after the date of the Closing and as to which the Taxes due (or a portion thereof) are Excluded Taxes, the Purchaser shall provide the Seller and its authorized representative with a copy of such completed Tax Return and a statement (with which the Purchaser will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is included in Excluded Taxes pursuant to Section 8.01 at least 30 days prior to the due date (including any extension thereof) for filing of such Tax Return, and the Seller and its authorized representative shall have the right to review and comment on such Tax Return and statement prior to the filing of such Tax Return.  The Seller and the Purchaser agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by the Seller or its authorized representative.

SECTION 8.05                                                                    Tax Cooperation and Exchange of Information.  The Seller and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchaser shall cause Groupe Modulo to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes.  Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities.  The Seller and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 8.05.  Notwithstanding anything to the contrary in Section 6.02, each of the Seller and the Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of Groupe Modulo for any taxable period that includes the date of the Closing and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six (6) years following the due date (without extension) for such Tax Returns.  After such time, before the Seller or the Purchaser shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party shall be given an opportunity, after 90 days prior written notice, to remove and retain all or any part of such documents as such other party may select (at such other party’s expense).  Any information obtained under this Section 8.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

SECTION 8.06                                                                    Conveyance Taxes.  The Purchaser shall be liable for, shall hold the Seller and its Affiliates harmless against, and agrees to pay any and all Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereby.  The parties agree that all amounts payable to the Seller and its Affiliates by the Purchaser pursuant to the immediately preceding sentence shall be made to the Seller or its designee.  The Purchaser and the Seller agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the Purchaser to comply with any pre-Closing filing requirements.

SECTION 8.07                                                                    Tax Covenants.

(a)                                  Neither the Purchaser nor any Affiliate of the Purchaser shall take, or cause or permit Groupe Modulo to take, any action or omit to take any action which could increase the Seller’s or any of its Affiliates’ liability for Taxes.

(b)                                 Neither the Purchaser nor any Affiliate of the Purchaser shall amend, refile or otherwise modify, or cause or permit Groupe Modulo to amend, refile or otherwise modify, any Tax Returns with respect to any Pre-Closing Period without the prior written consent of the Seller, which consent shall not be unreasonably withheld.

SECTION 8.08                                                                    GST Legislation.  The parties agree to elect that no Tax be payable pursuant to the GST Legislation and applicable equivalent provincial Laws with respect to the sale of the Purchased Assets under this Agreement.  The Purchaser will on the Closing Date execute an election pursuant to Section 167 of the GST Legislation and the equivalent provisions of any applicable equivalent provincial Laws, made jointly by the parties, in compliance with the requirements of the GST Legislation and applicable equivalent provincial Laws and will file such election with the applicable Governmental Authority forthwith after the Closing Date.  The Purchaser shall indemnify and save the Seller and its Affiliates harmless from and against all Losses suffered by the Seller and its Affiliates as a result of any failure by the Seller and its Affiliates to collect applicable Taxes with respect to the sale of the Purchased Assets under this Agreement pursuant to the GST Legislation and applicable equivalent provincial Laws on the Closing Date, together with any interest and penalties thereon.

SECTION 8.09                                                                    Subsection 20(24) Election.  The Seller and the Purchaser will on the Closing Date jointly execute an election under subsection 20(24) of the Tax Act and the provisions of any applicable equivalent provincial Laws in respect of the assumption by the Purchaser of those Assumed Liabilities relating to deferred revenue received by the Seller prior to the Closing Date and will each file such election with the applicable Governmental Authority forthwith after the Closing Date.  For greater certainty, the parties confirm that the amount of the Purchase Price as set out in Section 2.04(a) has taken into account the consideration paid by the Seller for the Purchaser’s assumption of the Seller’s obligations relating to such deferred revenue.

SECTION 8.10                                                                    Subsection 22 Election.  The Seller and the Purchaser will on the Closing Date jointly execute an election under Section 22 of the Tax Act and the provisions of any applicable equivalent provincial Laws as to the sale of the accounts receivable of the Seller forming part of the Purchased Assets, will designate therein the applicable portion of the Purchase Price referred to in Section 2.04(b) as the consideration paid by the Purchaser therefor and will each file such election with the applicable Governmental Authority forthwith after the Closing Date.

SECTION 8.11                                                                    Miscellaneous.

(a)                  For Tax purposes, the parties agree to treat all payments made pursuant to any indemnification obligations under this Agreement (including, without limitation, pursuant to this Article VIII) as adjustments to the Purchase Price for Tax purposes.

(b)                                 This Article VIII shall be the sole provision governing indemnities for Taxes under this Agreement.

(c)                                  For purposes of this Article VIII, all references to the Purchaser, the Seller, Affiliates and Groupe Modulo shall include their respective successors.

(d)                                 Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the parties hereto contained in this Article VIII shall survive the Closing and shall remain in full force until thirty days after the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).

(e)                                  Payments by the Seller under this Article VIII shall be limited to the amount of any liability or damage that remains after deducting therefrom any indemnity, contribution or other similar payment recoverable by the Purchaser or Groupe Modulo or any Affiliates of Purchaser from any third party with respect thereto.

ARTICLE IX
CONDITIONS TO CLOSING

SECTION 9.01                                                                    Conditions to Obligations of the Seller.  The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)                                  Representations, Warranties and Covenants.  (i) The representations and warranties of the Purchaser contained in this Agreement (A) that are not qualified as to “materiality” shall be true and correct in all material respects as of the Closing and (B) that are qualified as to “materiality” shall be true and correct as of the Closing, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct in all material respects or true and correct, as the case may be, as of such other date, (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects and (iii) the Sellers shall have received a certificate of the Purchaser signed by a duly authorized officer thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above;

(b)                                 Governmental Approvals.  Any waiting period (and any extension thereof) under the Competition Act shall have expired or shall have been terminated or waived;

(c)                                  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions, provided, however, that prior to asserting non-satisfaction of this Section 9.01(c), the Seller must have complied with their obligations under Section 6.04; and

(d)                                 Consummation of TL Transactions.  The transactions contemplated by the TL Purchase Agreement shall have been consummated in accordance with its terms.

SECTION 9.02                                                                    Conditions to Obligations of the Purchaser.  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)                                  Representations, Warranties and Covenants.  (i) The representations and warranties of the Seller contained in this Agreement (without giving effect to any materiality or Material Adverse Effect qualifier) shall be true and correct as of the date of this Agreement and as of the Closing as though made on and as of the Closing, except to the extent such representations and warranties are made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, except where the failure of such representations and warranties, in the aggregate, to be true and correct would not have a Material Adverse Effect; provided that Section 4.11(i) shall be true and correct, (ii) the covenants and agreements contained in this Agreement to be complied with by the Seller at or before the Closing shall have been complied with in all material respects and (iii) the Purchaser shall have received a certificate of the Seller signed by a duly authorized officer thereof dated as of the Closing Date certifying the matters set forth in clauses (i) and (ii) above;

(b)                                 Governmental Approvals.  Any waiting period (and any extension thereof) under the Competition Act shall have expired or shall have been terminated or waived;

(c)                                  No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement or the Ancillary Agreements illegal or otherwise restraining or prohibiting the consummation of such transactions; provided, however, that prior to asserting non-satisfaction of this Section 9.02(c), the Purchaser must have complied with its obligations under Sections 6.04 and 6.05; and

(d)                                 Consummation of TL Transactions.  The transactions contemplated by the TL Purchase Agreement shall have been consummated in accordance with their terms.

ARTICLE X
INDEMNIFICATION

SECTION 10.01                                                              Survival of Representations, Warranties and Covenants.  The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing for a period of six months after the Closing, except for (i) the representations and warranties set forth in Section 4.18 which shall terminate as of the Closing, (ii) the representation and warranties set forth in the last sentence of Section 4.10, which shall survive until September 30, 2008 and (iii) the representations and warranties set forth in Section 4.01, Section 4.02, the last sentence of Section 4.03 and Section 4.05, which shall survive the Closing indefinitely; provided, however, that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 10.01 shall survive until such claim is finally and fully resolved.

SECTION 10.02                                                              Indemnification by the Seller.  The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnified Party”) shall from and after Closing be indemnified and held harmless by the Seller for and against all Losses arising out of or resulting from:  (a) the breach of any representation or warranty made by the Seller contained in this Agreement or in any certificate delivered pursuant hereto; (b) the breach of any covenant or agreement by the Seller contained in this Agreement; or (c) the Excluded Liabilities.

SECTION 10.03                                                              Indemnification by the Purchaser.  The Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Seller Indemnified Party”) shall from and after Closing be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from:  (a) the breach of any representation or warranty made by the Purchaser contained in this Agreement or in any certificate delivered pursuant hereto; (b) the breach of any covenant or agreement by the Purchaser contained in this Agreement; (c) the Assumed Liabilities; (d) the conduct of the Business by the Purchaser following the Closing; or (e) any claim or cause of action by any Person arising before or after the Closing against any Seller Indemnified Party with respect to the operations of the Business, except for claims or causes of action with respect to which the Seller is obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 10.02 hereof.

SECTION 10.04                                                              Limits on Indemnification.

(a)                                  No claim may be asserted nor may any Action be commenced against either party hereto for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or action is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 10.01, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date.

(b)                                 Notwithstanding anything to the contrary contained in this Agreement:  (i) the Seller shall not be liable for any claim for indemnification pursuant to  Section 10.02(a), unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Seller equals or exceeds $11,000,000, after which the Seller shall be liable only for those Losses in excess of $11,000,000; (ii) no Losses may be claimed under Section 10.02(a) by the Purchaser or shall be reimbursable by or shall be included in calculating the aggregate Losses set forth in clause (i) above other than Losses in excess of $500,000 resulting from any single claim or series of related claims; (iii) the maximum amount of indemnifiable Losses which may be recovered from the Seller arising out of or resulting from the causes set forth in Section 10.02 (a) shall be an amount equal to $82,500,000; provided, that the limitations set forth in clauses (i), (ii) and (ii) above shall not apply with respect to claims for breach of Section 4.01, Section 4.02, the last sentence of Section 4.03, Section 4.05 and the last sentence of Section 4.10; (iv) any qualification of the representations and warranties by reference to the materiality of or Material Adverse Effect, where applicable, relating to the matters stated therein, or words of similar effect, shall be disregarded in determining any breach thereof or the amount of any Loss arising therefrom.

(c)                                  Notwithstanding anything to the contrary contained in this Agreement, none of the parties hereto shall have any liability under any provision of this Agreement or any Ancillary Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future profits, revenue or income, diminution in value or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement or any Ancillary Agreement.

(d)                                 For all purposes of this Article X, “Losses” shall be net of (i) any insurance or other recoveries actually received by the Indemnified Party or any of its Affiliates in connection with the facts giving rise to the right of indemnification, and (ii) any actually realized net Tax benefit available to (net of any actually realized Tax cost incurred by (in each case calculated on a with and without basis)) the Indemnified Party or any of its Affiliates arising in connection with the accrual, incurrence or payment of any such Losses or resulting from the receipt of any indemnification payment under this Article X (including the net present value of any Tax benefit arising in subsequent taxable years) and (iii) any amounts reserved on the Financial Statements with respect to such Loss.

SECTION 10.05                                                              Notice of Loss; Third Party Claims.

(a)                                  An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, promptly upon such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b)                                 If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this Article X, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim.  The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so, and its acknowledgement of its obligation to indemnify the Indemnified Party with respect to such Third-Party Claim, to the Indemnified Party within 60 days of the receipt of such notice from the Indemnified Party.  If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense.  The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim liability or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim.  If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 10.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.  The Indemnifying Party shall have the right to settle any Third Party Claim for which it obtains a full release of the Indemnified Party in respect of such Third Party Claim or to which settlement the Indemnified Party consents in writing, such consent not to be unreasonably withheld or delayed.

SECTION 10.06                                                              Remedies.  The Purchaser and the Seller acknowledge and agree that (i) following the Closing, except with respect to matters covered by Section 2.08 and other than as provided for in Section 12.10, the indemnification provisions of Section 2.09, Section 3.01(c), Section 6.06(d), Section 7.01(d), Section 7.03(d), Section 7.03(e), Section 7.05, Article VIII, Section 10.02 and Section 10.03 shall be the sole and exclusive remedies of the Purchaser and the Seller for any breach by the other party of the representations and warranties in this Agreement and for any failure by the other party to perform and comply with any covenants and agreements in this Agreement, and (ii) notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Purchaser or the Seller, after the consummation of the transactions contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby.  Each party hereto shall take all reasonable steps to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses.  Notwithstanding anything to the contrary contained in this Agreement, to the extent that an adjustment has been made to the Purchase Price or any other payments are made hereunder in respect of any matter relating to or arising out of this Agreement, such matter will not, to the extent of such adjustment or other payment, in and of itself constitute a breach of any representation, warranty, covenant or agreement contained herein, and the Purchaser will not be entitled to any indemnification with respect to such matter.

SECTION 10.07                                                              Tax Matters.  Except for Section 10.01, anything in this Article X to the contrary notwithstanding, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be solely governed by Article VIII and shall not be subject to the provisions of this Article X.

ARTICLE XI
TERMINATION

SECTION 11.01                                                              Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                  by either the Seller or the Purchaser if the Closing shall not have occurred by September 30, 2007 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 11.01(a) shall not be available to (i) any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date, including the Purchaser’s failure to fulfill its obligations under Section 6.04(b) or Section 6.05 or (ii) the Purchaser, if it has failed to fulfill any obligation under the TL Purchase Agreement;

(b)                                 by either the Purchaser or the Seller in the event that any Governmental Order restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable; provided, however, that the Purchaser’s right to terminate this Agreement under this Section 11.01(b) shall not be available to the Purchaser if the Purchaser has failed to fulfill any of its obligations under Section 6.04(b) or Section 6.05 or under the TL Purchaser Agreement;

(c)                                  by the Seller if a failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement (including an obligation to consummate the Closing) shall have occurred that would, if occurring or continuing on the Closing Date, cause the condition set forth in Section 9.01(a) not to be satisfied, and such condition is not cured, or is incapable of being cured, within 20 days (but not later than the Termination Date) of receipt of written notice by the Seller to the Purchaser of such breach or failure; provided that the Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 9.02 not to be satisfied; or

(d)                                 by the mutual written consent of the Seller and the Purchaser.

SECTION 11.02                                                              Effect of Termination.  In the event of termination of this Agreement as provided in Section 11.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that (a) Section 6.03, this Section 11.02 and Article XII shall survive any termination and (b) nothing herein shall relieve any party from liability for any willful breach of this Agreement occurring prior to such termination; provided that, (i) in the event that the conditions to the Closing set forth in Section 9.02 are satisfied or waived in writing by the Purchaser (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction of such conditions) and the Purchaser breaches its obligation to effect the Closing pursuant to Section 2.05 and the Seller terminates this Agreement pursuant to Section 11.01(a), or (ii) the Seller terminates this Agreement pursuant to Section 11.01(c), then, in any case, within two (2) Business Days of such termination), the Purchaser shall pay to the Seller by wire transfer of immediately available funds, for the benefit and on behalf of the Seller, a termination fee in an amount equal to $13,750,000 (the “Termination Fee”).  The Seller’s right to receive the Termination Fee from the Purchaser pursuant to this Section 11.02 or the guarantees thereof pursuant to the Limited Guarantees shall be the sole and exclusive remedy of the Seller against the Purchaser or any of its Affiliates for any losses or damages suffered as a result of the failure of the transactions contemplated hereby to be consummated. In no event, whether or not this Agreement shall have been terminated, and regardless of the circumstances under which it may have been terminated, shall the Purchaser or any of its Affiliates or any of their respective partners, shareholders or members be liable for any losses or damages with respect to this Agreement (or under the Limited Guarantees) in excess of $13,750,000 in the aggregate (inclusive of any obligation to pay the Termination Fee).  Each of the parties hereto acknowledges that (1) the agreements contained in this Section 11.02 are an integral part of the transactions contemplated by this Agreement, without which agreements the parties would not enter into this Agreement, (2) the Termination Fee constitutes liquidated damages and is reasonable in light of the anticipated harm which would be caused by the Purchaser’s material breach of or default under this Agreement, the difficulty of proof of loss, the inconvenience and difficulty of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder and (3) the Termination Fee is not a penalty.  If the transactions contemplated by this Agreement are terminated as provided herein, all documents, confidential information and other materials received by Purchaser with respect to the Seller shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

ARTICLE XII
GENERAL PROVISIONS

SECTION 12.01                                                              Expenses.  Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 12.02                                                              Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.02):

(a)                                  if to the Seller:

Thomson Canada Limited
Toronto-Dominion Bank Tower
P.O. Box 24
66 Wellington Street West, Suite 2706
Toronto, ON  M5K 1A1

Facsimile:  (416) 360-8812
Attention:  President

with a copy to:

The Thomson Corporation
Metro Center, One Station Place
Stamford, CT  06902

Facsimile:  (203) 539-7779
Attention:  General Counsel

and with a copy to:

Torys LLP
79 Wellington St. W., Suite 3000
Toronto, ON  M5K 1N2

Facsimile:  (416) 865-7380
Attention:  Michael J. Siltala

(b)                                 if to the Purchaser:

Apax/TN Holdings LLC

c/o Apax Partners, L.P.

153 East 53rd Street

New York, NY 10022

Facsimile:  (212) 319-6155

Attention:  Jacqueline Reses

Christian Stahl

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Facsimile:  (212) 455-2502

Attention:  William R. Dougherty

SECTION 12.03                                                              Public Announcements.  None of the parties to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other party unless such press release or public announcement is required by Law or applicable stock exchange regulation, in which case the parties to this Agreement shall, to the extent practicable, consult with each other as to the timing and contents of any such press release, public announcement or communication.

SECTION 12.04                                                              Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 12.05                                                              Entire Agreement.  This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Seller and the Purchaser with respect to the subject matter hereof and thereof.

SECTION 12.06                                                              Assignment.  This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser), as the case may be; provided, that each party may assign its rights under this Agreement, in whole or in part, to one or more of its Affiliates (which, in the case of an assignment by the Purchaser, shall include an entity created for the purpose of acquiring the Purchased Assets), provided that no such assignment shall relieve such party of its obligations hereunder, except in the case of an assignment by the Purchaser to an entity created for the purpose of acquiring the Purchased Assets, in which case the Purchaser shall be relieved of its obligations upon assignment.

SECTION 12.07                                                              Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 12.08.

SECTION 12.08                                                              Waiver.  Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 12.09                                                              No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and, for the purposes of Article X, all other Purchaser Indemnified Parties and Seller Indemnified Parties and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 12.10                                                              Specific Performance Remedies.  (a) Each of the parties hereto acknowledges and agrees that, in the event of any breach of this Agreement by the Seller, the Purchaser would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that (i) the Purchaser shall be entitled, in addition to any other remedy to which it may be entitled, at law or in equity, to compel specific performance of this Agreement in any action instituted in accordance with Section 12.12 and (ii) the Seller will waive, in any action for specific performance, the defense of the adequacy of a remedy at law.  The parties acknowledge and agree that the Seller shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by the Purchaser or to enforce specifically the terms and provisions of this Agreement and that the Seller’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 11.02.

(b)                                 In no event shall any former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers or general or limited partners of the Purchaser or its Affiliates have any liability or obligations relating to or arising out of this Agreement or the transactions contemplated hereby.

SECTION 12.11                                                              Governing Law.  This Agreement shall be governed by, and construed in accordance with the Laws of Province of Ontario and the Laws of Canada applicable therein. The parties hereto hereby (a) submit to the non-exclusive jurisdiction of the courts of the Province of Ontario for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

SECTION 12.12                                                              Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES

THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.12.

SECTION 12.13                                                              Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THOMSON CANADA LIMITED

By:		/s/ Paula R. Monaghan
	Name:	Paula R. Monaghan
	Title:	President

APAX/TN HOLDINGS LLC

By:		/s/ Jacqueline Reses
	Name:	Jacqueline Reses
	Title:	Authorized Signatory

EXHIBIT 1.01(a)

FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT, dated as of [                      ], 2007 (this “Agreement”), is between Thomson Canada Limited, a corporation incorporated under the laws of the Province of Ontario (the “Seller”) and [                      ], a [                      ] (the “Purchaser”).

WHEREAS, the Seller and the Purchaser are parties to a Purchase Agreement, dated as of May 11, 2007, as assigned (the “Purchase Agreement”; capitalized terms used herein and not otherwise defined herein shall have the meanings attributed thereto in the Purchase Agreement), pursuant to which the Seller thereunder agreed to sell to the Purchaser and the Purchaser agreed to purchase from the Seller, the Purchased Shares and the Purchased Assets, upon the terms and subject to the conditions set forth therein; and

WHEREAS, the Seller wishes to assign to the Purchaser the Contracts forming part of the Purchased Assets (the “Assigned Agreements”), and the Purchaser wishes to assume such assignment, all in accordance with the terms hereof and the Purchase Agreement; and

WHEREAS, in accordance with the terms hereof and the Purchase Agreement, the Purchaser hereby agrees to, and has agreed to assume, pay, perform and discharge when due, the Assumed Liabilities;

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants set forth in the Purchase Agreement and hereinafter set forth, the Purchaser and the Seller hereby agree as follows:

1.     Assignment of Assigned Agreements.  The Seller hereby assigns, transfers, conveys and delegates to the Purchaser any and all of its interest in and rights, duties and obligations set forth in the Assigned Agreements.

2.     Assumption of Assigned Agreements.  Effective as of the date hereof, the Purchaser accepts the assignment of the Assigned Agreements from the Seller and assumes full responsibility for the full performance of, and undertakes, assumes and agrees to perform, pay or otherwise discharge when due, any and all debts, obligations and liabilities of the Seller arising under the Assigned Agreements, whether arising prior to, on or after the date hereof.

3.     Assumption of Liabilities.  (a)  The Purchaser hereby assumes, and agrees to pay, perform and discharge when due, all of the Assumed Liabilities.

(b)           Notwithstanding the foregoing provisions of paragraph (a) above, the Purchaser does not assume, or agree to pay, perform or discharge when due, any Excluded Liabilities.

4.     Agreements Held In Trust.  The Seller hereby declares that, as to any of the Assigned Agreements hereby assigned, the title to which may not have passed to the Purchaser by virtue of this Agreement or any transfer or assignment which may from time to time be executed and delivered pursuant to the provisions hereof or of the Purchase Agreement, the Seller holds such Assigned Agreements in trust for the benefit of the Purchaser to transfer and assign the same as the Purchaser may from time to time direct.  For greater certainty, Section 1 shall not apply in respect of any Contract, the assignment of which requires the consent of any other party or parties and such consent has not or cannot be obtained.  The Seller shall hold such Contract in trust for the benefit of the Purchaser and shall take any and all action with respect thereto as the Purchaser may reasonably direct for the Purchaser’s account and benefit.

5.     Assignment.  This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser), as the case may be.

6.     No Third Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including, without limitation, any union or any employee or former employee of the Seller, any legal or equitable right, benefit or remedy of any nature whatsoever, including, without limitation, any rights or employment for any specified period, under or by reason of this Agreement.

7.     Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by the Seller and the Purchaser, or (b) by a waiver pursuant to Section 8 below.

8.     Waiver.  Either party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto, or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.  Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.  The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any such rights.

9.     Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

10.   Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

11.   Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the Province of Ontario, and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date first above written.

THOMSON CANADA LIMITED

By:
Name:
Title:

[PURCHASER]

By:
Name:
Title:

EXHIBIT 1.01(b)

FORM OF CONVEYANCE

THIS CONVEYANCE, dated as of [                      ], 2007 (this “Conveyance”), from Thomson Canada Limited, a corporation incorporated under the laws of the Province of Ontario (the “Seller”), to [                      ], a [                      ] (the “Purchaser”).

WHEREAS, the Seller and the Purchaser are parties to a Purchase Agreement, dated as of  May 11, 2007, as assigned (the “Purchase Agreement”; capitalized terms used herein and not otherwise defined herein shall have the meanings attributed thereto in the Purchase Agreement), pursuant to which the Seller thereunder agreed to sell to the Purchaser and the Purchaser agreed to purchase from the Seller, the Purchased Shares and the Purchased Assets, upon the terms and subject to the conditions set forth therein; and

WHEREAS, pursuant to the Purchase Agreement, the Seller has agreed to sell, assign, transfer, convey and deliver to the Purchaser the Purchased Assets, and the Purchaser has agreed to purchase the Purchased Assets;

NOW, THEREFORE, in consideration of the promises and mutual agreements set forth in the Purchase Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller does hereby agree as follows:

1.     Sale of Assets.  The Seller hereby sells, assigns, transfers, conveys, and delivers to the Purchaser and its successors and assigns, forever, the entire right, title and interest of the Seller in and to any and all of the Purchased Assets.

2.     Obligations and Liabilities Not Assumed.  Nothing expressed or implied in this Conveyance shall be deemed to be an assumption by the Purchaser of any Liabilities of the Seller.  The Purchaser does not by this Conveyance, agree to assume or agree to pay, perform or discharge any liabilities of the Seller of any nature, kind or description whatsoever.

3.     Assets Held In Trust.  The Seller hereby declares that, as to any of the assets, rights or interests intended to be included in the Purchased Assets hereby conveyed, the title to which may not have passed to the Purchaser by virtue of this Conveyance or any transfer or assignment which may from time to time be executed and delivered pursuant to the provisions hereof or of the Purchase Agreement, the Seller holds such assets, rights or interests in trust for the benefit of the Purchaser to transfer and assign the same as the Purchaser may from time to time direct.  For greater certainty, Section 1 shall not apply in respect of any Purchased Asset, the assignment of which requires the consent of any other party or parties and such consent has not or cannot be obtained.  The Seller shall hold such Purchased Asset in trust for the benefit of the Purchaser and shall take any and all action with respect thereto as the Purchaser may reasonably direct for the Purchaser’s account and benefit.

4.     Further Assurances.  The Seller hereby covenants and agrees that, at any time and from time to time after the date of this Conveyance, at the Purchaser’s reasonable request, the Seller will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, any and all further acts, conveyances, transfers, assignments, and assurances as necessary to sell, assign, convey, transfer, or deliver to the Purchaser any of the Purchased Assets.

5.     Power of Attorney.  The Seller does hereby irrevocably constitute and appoint the Purchaser, its successors and assigns, its true and lawful attorney, with full power of substitution, in its name or otherwise, and on behalf of such Seller, or for its own use, to claim, demand, collect and receive at any time and from time to time any and all of the Purchased Assets, and to prosecute the same at law of in equity and, upon discharge thereof, to complete, execute and deliver any and all necessary instruments of satisfaction and release.

6.     No Third Party Beneficiaries.  This Conveyance shall be binding upon and inure solely to the benefit of the Purchaser and its permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Conveyance.

7.     Severability.  If any term or other provision of this Conveyance is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Conveyance shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either the Seller or the Purchaser.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Conveyance so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Conveyance are consummated as originally contemplated to the greatest extent possible.

8.     No Modification.  The Seller, by its execution of this Conveyance, and the Purchaser, by its acceptance of this Conveyance, each hereby acknowledges and agrees that neither the representations and warranties nor the rights, remedies or obligations of any party under the Purchase Agreement shall be deemed to be enlarged, modified or altered in any way by this instrument.

9.     Governing Law.  This Conveyance and Assignment shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, this Conveyance has been executed by the Seller and the Purchaser as of the date first above written.

THOMSON CANADA LIMITED

By:
Name:
Title:

ACCEPTED AND AGREED:

[PURCHASER]

By:
Name:
Title:

EXHIBIT 1.01(c)

SELLER’S KNOWLEDGE

[Redacted]

EXECUTION COPY

AMENDMENT NO. 1 TO THE PURCHASE AGREEMENT

AMENDMENT No. 1 (this “Amendment”), dated as of July 5, 2007, to the purchase agreement dated as of May 11, 2007 (the “Purchase Agreement”) between Thomson Canada Limited (the “Seller”) and Apax/TN Holdings LLC, as assigned to Nelson Education Ltd. (the “Purchaser”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Purchase Agreement.

WHEREAS, the Seller and the Purchaser entered into the Purchase Agreement pursuant to which the Seller agreed to sell, and the Purchaser agreed to purchase, the Purchased Assets and the Purchased Shares, all upon the terms and subject to the conditions set forth therein; and

WHEREAS, the parties hereto desire to amend the Purchase Agreement as set forth in this Amendment in accordance with Section 12.07 thereof;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment hereby agree as follows:

SECTION 1.      Purchase Price.  Section 2.04(a) of the Purchase Agreement is hereby amended by deleting the amount “$550,000,000” and substituting therefor “$546,500,000”.

SECTION 2.      Closing.  Section 2.05 of the Purchase Agreement is hereby amended by deleting the date “July 3, 2007” and substituting therefor “July 5, 2007”.

SECTION 3.      Andrew Clowes.

3.01         Section 1.01 of the Purchase Agreement is hereby amended by inserting the following definition in correct alphabetical order:

“Clowes Agreement” means the Executive Retirement Allowance Agreement dated January 29, 2001 between Andrew Clowes and Nelson Canada, division of Thomson Canada Limited.”

3.02         Section 2.03 of the Purchase Agreement is hereby amended by inserting the following as a new clause (p) at the end thereof:

“the Clowes Agreement;”

3.03         Section 3.01(b) of the Purchase Agreement is hereby amended by inserting the following as a new clause (iv.1):

“all Liabilities of the Seller under the Clowes Agreement;”

SECTION 4.      Non-Competition.  Clause (i) of Section 6.07(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(i)          engaging in any business or activities conducted by any Non-Competition Party as of the Closing Date, including the businesses or activities set forth on Section 6.07 of the Disclosure Schedule, and any reasonable extension or development thereof;”

SECTION 5.      Retention Agreements; Severance.

5.01         Section 7.05 of the Purchase Agreement is hereby amended by inserting the following as a new clause (c) at the end thereof:

“In connection with the Seller’s obligations under the Executive Retention Agreements (but excluding amounts due pursuant to the 2007 Management Incentive Plan under the Executive Retention Agreements), the Seller shall, upon receipt from the Purchaser of a written notice no less than ten (10) Business Days prior to the date such amounts are due, advance such amounts to the Purchaser one (1) Business Day prior to such payment date.  On such payment date, the Purchaser shall pay such amounts due under the Executive Retention Agreements in accordance with and subject to the terms and conditions of the applicable Executive Retention Agreement less any amounts required to be withheld or deducted under applicable Law, which amounts shall be timely remitted by the Purchaser to the applicable Governmental Authority.  In the case of any Employee covered under an Executive Retention Agreement who is not a Transferred Employee, on the payment date of the bonus, if any, under the 2007 Management Incentive Plan (which date, for the avoidance of doubt is on or before March 15, 2008), the Seller shall pay the 2007 Management Incentive Plan payment(s) referenced above to such Employee(s), in accordance with and subject to the terms and conditions of the applicable Executive Retention Agreement(s) and the 2007 Management Incentive Plan, and the Purchaser shall reimburse the Seller for the amount of such payment(s) on the same day such payment(s) are made by the Seller, including any amounts required to be withheld or deducted under applicable Law, which amounts shall be timely remitted by the Seller to the applicable Governmental Authority.  The Seller shall provide to the Purchaser a written notice indicating the amount of such 2007 Management Incentive Plan payment(s) no less than three (3) Business Days prior to the payment date thereof.”

SECTION 6.      GST Legislation.  The second sentence of Section 8.08 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“The Purchaser will, not later than fifteen (15) days following the Closing Date, execute an election pursuant to Section 167 of the GST Legislation and the equivalent provisions of any applicable equivalent provincial Laws, made jointly by the parties, in compliance with the requirements of the GST Legislation and applicable equivalent provincial Laws and will file such election with the applicable Governmental Authority not later than fifteen (15) days following the Closing Date.”

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SECTION 7.      Subsection 20(24) Election.  The first sentence of Section 8.09 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“The Seller and the Purchaser will, not later than fifteen (15) days following the Closing Date, jointly execute an election under subsection 20(24) of the Tax Act and the provisions of any applicable equivalent provincial Laws in respect of the assumption by the Purchaser of those Assumed Liabilities relating to deferred revenue received by the Seller prior to the Closing Date and will each file such election with the applicable Governmental Authority not later than fifteen (15) days following the Closing Date.”

SECTION 8.      Subsection 22 Election.  Section 8.10 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“The Seller and the Purchaser will, not later than fifteen (15) days following the Closing Date, jointly execute an election under Section 22 of the Tax Act and the provisions of any applicable equivalent provincial Laws as to the sale of the accounts receivable of the Seller forming part of the Purchased Assets, will designate therein the applicable portion of the Purchase Price referred to in Section 2.04(b) as the consideration paid by the Purchaser therefor and will each file such election with the applicable Governmental Authority not later than fifteen (15) days following the Closing Date.”

SECTION 9.      Entire Agreement.  The Purchase Agreement (as amended by this Amendment), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Seller and the Purchaser with respect to the subject matter hereof and thereof.

SECTION 10.    Severability.  If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by the Purchase Agreement (as amended by this Amendment) is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify the Purchase Agreement (as amended by this Amendment) so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by the Purchase Agreement (as amended by this Amendment) are consummated as originally contemplated to the greatest extent possible.

SECTION 11.    Counterparts.  This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 12.    Governing Law.  This Amendment shall be governed by, and construed in accordance with the Laws of Province of Ontario and the Laws of Canada

3

applicable therein. The parties hereto hereby (a) submit to the non-exclusive jurisdiction of the courts of the Province of Ontario for the purpose of any Action arising out of or relating to this Amendment brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Amendment or the transactions contemplated by the Purchase Agreement (as amended by this Amendment) may not be enforced in or by any of the above-named courts.

SECTION 13.    Full Force and Effect.  Except as amended hereby, the Purchase Agreement shall remain in full force and effect.

<Remainder of Page Intentionally Left Blank>

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IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

THOMSON CANADA LIMITED

By:		/s/ Paula R. Monaghan
	Name:	Paula R. Monaghan
	Title:	President and Secretary

NELSON EDUCATION LTD.

By:		/s/ Michael Lank
	Name:	Michael Lank
	Title:	President

EXECUTION VERSION

AMENDMENT NO. 2 TO THE PURCHASE AGREEMENT

AMENDMENT No. 2 (this “Amendment”), dated as of September 7, 2007, to the purchase agreement dated as of May 11, 2007, as amended by Amendment No. 1 dated as of July 5, 2007 (the “Purchase Agreement”) between Thomson Canada Limited (the “Seller”) and Apax/TN Holdings LLC, as assigned to Nelson Education Ltd. (the “Purchaser”).  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Purchase Agreement.

WHEREAS, the Seller and the Purchaser entered into the Purchase Agreement pursuant to which the Seller agreed to sell, and the Purchaser agreed to purchase, the Purchased Assets and the Purchase Shares, all upon the terms and subject to the conditions set forth therein; and

WHEREAS, the parties hereto desire to amend the Purchase Agreement as set forth in this Amendment in accordance with Section 12.07 thereof;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Amendment hereby agree as follows:

SECTION 1.      Adjustment of the Purchase Price.  Section 2.08 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(a)         Within 76 days after the Closing Date, the Purchaser shall prepare and deliver to the Seller the Initial Working Capital Statement.

(b)           At all reasonable times during the 45 days immediately following the Seller’s receipt of the Initial Working Capital Statement, the Seller and its representatives shall be permitted to review the records of the Purchaser relating to the Business relating to the Initial Working Capital Statement reasonably requested by the Seller, and the Purchaser shall make reasonably available to the Seller and its representatives the individuals employed by the Purchaser and responsible for the preparation of the Initial Working Capital Statement in order to respond to the inquiries of the Seller related thereto.

(c)           The Seller shall deliver to the Purchaser by the Objection Deadline Date either a notice indicating that the Seller accepts the Initial Working Capital Statement (“Notice of Acceptance”) or a detailed statement describing its objections to the Initial Working Capital Statement (“Notice of Disagreement”).  If the Seller delivers to the Purchaser a Notice of Acceptance, or the Seller does not deliver a Notice of Disagreement by the Objection Deadline Date, then, effective as of either the date of delivery of such Notice of Acceptance or as of the end of the Objection Deadline Date, the Initial Working Capital Statement shall be deemed to be the Final Working Capital Statement.  If the Seller timely delivers a Notice of Disagreement, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute, and all other matters shall be final and binding upon the Purchaser and the Seller.

(d)           The objections set forth on the Notice of Disagreement shall be resolved as follows:

(i)            The Seller and the Purchaser shall first use reasonable efforts to resolve such objections.

(ii)           Any resolution by the Seller and the Purchaser as to such objections shall be final and binding on the parties.

(iii)          If the Seller and the Purchaser do not reach a resolution of all objections set forth on the Seller’s Notice of Disagreement within 30 days after delivery of such Notice of Disagreement, the Seller and the Purchaser shall, within 30 days following the expiration of such 30-day period, engage the Neutral Accountant, pursuant to an engagement agreement executed by the Seller, the Purchaser and the Neutral Accountant, to resolve any Unresolved Objections.

(iv)          The Neutral Accountant shall be instructed only to resolve the Unresolved Objections, and shall be instructed not to otherwise investigate such matters independently.  The Purchaser and the Seller shall cause the Neutral Accountant to make a final determination (which determination shall be binding on the parties hereto) of the Closing Working Capital within 30 days from the date the Unresolved Objections was submitted to the Neutral Accountant, and such final determination shall be deemed the Final Working Capital Statement.  During the 30-day review by the Neutral Accountant, the Purchaser and the Seller shall each make available to the Neutral Accountant such individuals and such information, books and records as may be reasonably required by the Neutral Accountant to make its final determination.

(v)           The resolution by the Neutral Accountant of the Unresolved Objections shall be conclusive and binding upon the Seller and the Purchaser.  The Seller and the Purchaser agree that the procedure set forth in this Section 2.08(d) for resolving disputes with respect to the Initial Working Capital Statement shall be the sole and exclusive method for resolving any such disputes.

(vi)          The Seller and the Purchaser shall share the fees and expenses of the Neutral Accountant equally.

(e)           The Initial Working Capital Statement shall be deemed to be the Final Working Capital Statement for the purposes of this Section 2.08 upon the earliest of (x) the delivery by the Seller of the Notice of Acceptance or the failure of the Seller to deliver the Notice of Disagreement by the Objection Deadline Date pursuant to Section 2.08(c), (y) the resolution of all disputes by the Seller and the Purchaser pursuant to Section 2.08(d)(ii) and (z) the resolution of all disputes pursuant to Section 2.08(d)(iv) by the Neutral Accountant.  Within five (5) Business Days after the Final Working Capital Statement becomes or is deemed final and binding on the parties, an adjustment to the Purchase Price shall be made as follows:

(i)            If the Closing Working Capital as shown on the Final Working Capital Statement is less than the Reference Working Capital Amount (such difference, the “Deficiency”) by more than Cdn$3,000,000, the Purchase Price shall be reduced by the amount equal to the difference between the Deficiency and Cdn$3,000,000 and the Seller shall pay to the Purchaser such amount, by wire transfer of immediately available funds, within three (3) Business Days after the date on which the Final Working Capital Statement is finally determined pursuant to this Section 2.08; provided, however, that such amount payable by the Seller under this Section 2.08(e)(i) shall not exceed Cdn$15,000,000.

(ii)           If the Closing Working Capital as shown on the Final Working Capital Statement exceeds the Reference Working Capital Amount (such difference, the “Excess”) by more than Cdn$3,000,000, the Purchase Price shall be increased by the amount equal to the difference between the Excess and Cdn$3,000,000 and the Purchaser shall pay to the Seller such amount, by wire transfer of immediately available funds, within three (3) Business Days after the date on which the Final Working Capital Statement is finally determined pursuant to this Section 2.08; provided, however, that such amount payable by the Purchaser under this Section 2.08(e)(ii) shall not exceed Cdn$15,000,000.

(f)            Any payment required to be made by the Seller or the Purchaser pursuant to this Section 2.08 shall bear interest from the Closing Date through the date of payment at the interest rate per annum equal to the prime rate as published in The Wall Street Journal on the Friday before the payment is to be made.

(g)           If the delivery deadline date for the Initial Working Capital Statement or the Objection Deadline Date is a day that is not a Business Day, the applicable delivery deadline date shall be the immediately following Business Day.  The procedures for preparing the Initial Working Capital Statement and the Final Working Capital Statement as set forth in this Section 2.08 may be modified by mutual written agreement between the Seller and the Purchaser.”

SECTION 2.      (a) The definition of Initial Working Capital Statement contained in Section 1.01 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

““Initial Working Capital Statement” means a statement setting forth the Purchaser’s determination of the Closing Working Capital prepared using the same accounting policies, principles and methodologies as used in the preparation of, the Reference Balance Sheet.”

(b)The definition of Objection Deadline Date contained in Section 1.01 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

““Objection Deadline Date” means the date 45 days after delivery by the Purchaser to the Seller of the Initial Working Capital Statement.”

(c)           The definition of Unresolved Objections contained in Section 1.01 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

““Unresolved Objections” means the objections set forth on the Seller’s Notice of Disagreement delivered to the Purchaser pursuant to Section 2.08 that remain unresolved pursuant to Section 2.08(d)(iii).”

SECTION 3.      Entire Agreement.  The Purchase Agreement (as amended by this Amendment), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Seller and the Purchaser with respect to the subject matter hereof and thereof.

SECTION 4.      Severability.  If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by the Purchase Agreement (as amended by this Amendment) is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify the Purchase Agreement (as amended by this Amendment) so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by the Purchase Agreement (as amended by this Amendment) are consummated as originally contemplated to the greatest extent possible.

SECTION 5.      Counterparts.  This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 6.      Governing Law.  This Amendment shall be governed by, and construed in accordance with, the Laws of the Province of Ontario and the Laws of Canada applicable therein.  The parties hereto hereby (a) submit to the exclusive jurisdiction of the courts of the Province of Ontario for the purpose of any Action arising out of or relating to this Amendment brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Amendment or the transactions contemplated by the Purchase Agreement (as amended by this Amendment) may not be enforced in or by any of the above-named courts.

SECTION 7.      Full Force and Effect.  Except as amended hereby, the Purchase Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

THOMSON CANADA LIMITED

By:		/s/ Paula R. Monaghan
	Name:	Paula R. Monaghan
	Title:	President and Secretary

NELSON EDUCATION LTD.

By:		/s/ Martin Day
	Name:	Martin Day
	Title:	Vice President

NELSON EDUCATION LTD.

By:		/s/ Michael Lank
	Name:	Michael Lank
	Title:	Vice President